PROSPECTUS                                                    Filed pursuant to
                                                          Rule 424(b)(1) of the
                                1,750,000 SHARES        Securities Act of 1933,
                                                                    as amended.
                                      LOGO                     Registration No.
                              PHARMACYCLICS, INC.                     333-43621
                                  COMMON STOCK

     All of the 1,750,000 shares of Common Stock offered hereby are being sold by Pharmacyclics, Inc. ("Pharmacyclics" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol PCYC. On January 29, 1998, the last reported sale price of the Common Stock was $21.8125 per share. See "Price Range of Common Stock."
                            ------------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

======================================================================================================
                                           PRICE TO            UNDERWRITING           PROCEEDS TO
                                            PUBLIC              DISCOUNT(1)           COMPANY(2)
------------------------------------------------------------------------------------------------------
Per Share...........................        $21.75                 $1.25                $20.50
------------------------------------------------------------------------------------------------------
Total(3)............................      $38,062,500           $2,187,500            $35,875,000
======================================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $380,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 262,500 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $43,771,875, $2,515,625 and $41,256,250, respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about February 4, 1998, at the office of the agent of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

                       COWEN & COMPANY

                                         PACIFIC GROWTH EQUITIES, INC.

January 30, 1998

                             AVAILABLE INFORMATION

     This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "SEC" or "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains an Internet website that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission. The address of such web site is http://www.sec.gov. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market tier of the Nasdaq Stock Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.
                               ------------------

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents or portions of documents filed by the Company (File No. 0-27066) with the Commission are incorporated herein by reference: (a) Annual Report on Form 10-K for the fiscal year ended June 30, 1997; (b) Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; (c) Definitive Proxy Statement dated November 17, 1997, filed in connection with the Company's 1997 Annual Meeting of Stockholders; and (d) the description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on October 20, 1995, including any amendment or reports filed for the purpose of updating such description and the description of the Company's Series A Junior Participating Preferred Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on May 2, 1997.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Investor Relations, Pharmacyclics, Inc., at the Company's executive offices located at 995 East Arques Avenue, Sunnyvale, California 94086-4521,
(408) 774-0330.
                               ------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE AND OTHER MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."
                               ------------------

     GADOLITE(R) is a registered U.S. trademark of the Company and ANTRIN, LUTRIN and the Company's stylized logo are trademarks of the Company. Other trademarks used herein are the property of their respective owners.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing or incorporated by reference in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Pharmacyclics is a pharmaceutical company developing energy-potentiating drugs to improve radiation therapy and chemotherapy of cancer, and to enable or improve the photodynamic therapy of certain cancers and atherosclerotic cardiovascular disease. The Company's products are small ring-shaped molecules, called "texaphyrins," which are patented agents derived from Pharmacyclics' versatile technology platform for designing and synthesizing energy-potentiating drugs. These texaphyrins localize in cancer cells and atherosclerotic plaque, where they can be activated by forms of energy, including X-ray, chemical and light, to eliminate diseased tissue. The Company's lead texaphyrin-based product candidates are a gadolinium texaphyrin ("Gd-Tex") molecule being developed for use as a radiation sensitizer and chemosensitizer; LUTRIN(TM), a lutetium texaphyrin ("Lu-Tex") molecule being developed as a photosensitizer for use in photodynamic therapy of cancer; and ANTRIN(TM), a Lu-Tex molecule being developed as a photosensitizer for use in the photoangioplasty of atherosclerosis.

     Gd-Tex radiation sensitizer is in a multicenter Phase II clinical trial to improve the efficacy and safety of radiation therapy of brain metastases resulting from a variety of cancers, including those of the lung and breast. At the October 1997 meeting of the American Society of Therapeutic Radiology and Oncology ("ASTRO"), the Company reported interim results of its Phase I/II clinical trial to evaluate the safety and efficacy of Gd-Tex in cancer patients receiving radiation therapy for treatment of brain metastases. Although this trial was not designed to demonstrate efficacy, the interim results indicate that there was a statistically significant increase in median survival times among those patients receiving higher doses of Gd-Tex. Magnetic resonance imaging ("MRI") confirmed that Gd-Tex accumulated selectively in the tumors and not in adjacent normal brain tissue. The National Cancer Institute ("NCI") has agreed to sponsor nine clinical trials of Gd-Tex for additional cancer indications, including primary cancers of the brain, head and neck region, lung and pancreas, which the Company expects will begin during 1998. Radiation therapy is administered to more than 700,000 patients annually in the United States and currently there are no approved radiation sensitizers.

     LUTRIN photosensitizer is in multicenter Phase II clinical trials to evaluate its safety and efficacy for use in the treatment of recurrent breast cancers to the chest wall, which are accessible to illumination by externally-applied light. At the May 1997 meeting of the American Society of Clinical Oncology ("ASCO"), the Company reported the results of its Phase I clinical trial to evaluate the safety of LUTRIN in a variety of tumors accessible to externally-applied light. Within the treated group of 35 patients, 73 breast cancer lesions were evaluated, with an overall per lesion response rate of 64%, comprised of a 46% complete response rate and an 18% partial response rate. The NCI has announced its intention to fund at least five clinical studies of LUTRIN for additional cancer indications, including primary cancers of the bladder, esophagus, head and neck region, pancreas and ovaries, which the Company expects to begin in the second half of 1998.

     ANTRIN photosensitizer is in a recently-initiated Phase I clinical trial to evaluate its safety for photoangioplasty treatment of patients with atherosclerotic peripheral vascular disease. There are currently more than 400,000 coronary angioplasty procedures performed annually in the United States for patients with atherosclerosis. In addition, the Company has conducted preclinical studies with Lu-Tex for use in certain ophthalmic diseases, such as age-related macular degeneration ("ARMD"), a leading cause of blindness that affects approximately 200,000 patients per year in the United States.

     The Company has retained worldwide marketing rights for its Gd-Tex and ANTRIN products, as well as U.S., Canadian and Japanese marketing rights for LUTRIN. Pharmacyclics is leveraging its core technology and products by establishing relationships with third parties intended to augment its research and development activities and to provide manufacturing capacity and sales and marketing capabilities. In October 1997, the Company entered into a collaborative agreement with Nycomed Imaging A/S ("Nycomed") to sell and market LUTRIN for cancer therapy outside the United States, Canada and Japan. In December 1997, the Company entered into a development agreement with Alcon Laboratories, Inc. ("Alcon"), pursuant to which Alcon will conduct worldwide development, marketing and sales of Lu-Tex for ophthalmology indications.

     Pharmacyclics was incorporated in Delaware in 1991. The Company's principal offices are located at 995 East Arques Avenue, Sunnyvale, California 94086-4521, and its telephone number is (408) 774-0330.

                                  THE OFFERING

Common Stock offered by the Company................  1,750,000 shares
Common Stock to be outstanding after the
  offering.........................................  11,890,287 shares(1)
Use of proceeds....................................  For research and development activities, including clinical trials, process
                                                     development and manufacturing support;
                                                     potentially for investments in
                                                     complementary businesses, products or
                                                     technologies; and for general corporate
                                                     purposes and working capital.
Nasdaq National Market symbol......................  PCYC

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                     FISCAL YEAR ENDED JUNE 30,                 SEPTEMBER 30,
                                         --------------------------------------------------   -----------------
                                          1993      1994       1995       1996       1997      1996      1997
                                         -------   -------   --------   --------   --------   -------   -------
STATEMENT OF OPERATIONS DATA:
  License and grant revenues...........  $    --   $ 3,000   $     79   $    301   $     25   $    --   $    --
  Loss from operations.................   (3,720)   (4,951)   (10,247)    (8,855)   (11,512)   (3,093)   (3,153)
  Net loss.............................  $(3,580)  $(5,141)  $(10,479)  $ (8,235)  $(10,258)  $(2,880)  $(2,655)
  Net loss per share(2)................                      $  (1.65)  $  (1.05)  $  (1.11)  $ (0.34)  $ (0.26)
  Weighted average common and common
    equivalent shares(2)...............                         6,353      7,815      9,264     8,552    10,117

                                                                                  SEPTEMBER 30, 1997
                                                                            ------------------------------
                                                                             ACTUAL       AS ADJUSTED(3)
                                                                            --------     -----------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.......................  $ 24,237         $  59,732
  Long-term investments...................................................     9,605             9,605
  Total assets............................................................    36,397            71,892
  Capital lease obligations -- non-current portion........................       478               478
  Deficit accumulated during development stage............................   (40,871)          (40,871)
  Total stockholders' equity..............................................    34,163            69,658

------------------------------

(1) Excludes, as of September 30, 1997, an aggregate of 1,439,644 shares of Common Stock consisting of the following: (i) 1,278,600 shares of Common Stock issuable upon exercise of options outstanding at a weighted average exercise price of $12.18 per share and (ii) 161,044 shares of Common Stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $6.75 per share.

(2) See Note 1 of Notes to Financial Statements for a description of the computation of net loss per share.

(3) As adjusted to reflect receipt of the estimated net proceeds from the sale of 1,750,000 shares of Common Stock at a public offering price of $21.75 per share. See "Use of Proceeds" and "Capitalization."

                         ------------------------------

     Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

     Uncertainties Related to Clinical Trials and Product Development. All of the Company's product candidates are in development and have not generated revenue to date, and there can be no assurance that any of the Company's products under development will be commercialized or will generate revenue in the future. To achieve profitable operations, the Company, alone or with collaborative partners, must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute its products under development. The time frame necessary to achieve these goals for any individual product is long and uncertain. Most of the Company's product candidates are generally in early stages of development and will require significant additional research and development, preclinical and clinical testing and regulatory approval prior to commercialization. A number of factors will impact the timing and ability of the Company to successfully complete clinical trials for its products under development.

     Before obtaining regulatory clearance for the commercial sale of any of its products under development, the Company must demonstrate through preclinical studies and clinical trials that the potential product is safe and efficacious for use in humans for each target indication. Pharmacyclics has conducted and plans to continue extensive and costly clinical trials to assess the safety and efficacy of its potential products. There can be no assurance that the Company will be permitted to undertake or continue its intended clinical trials for any of its potential products or, if permitted, that such products will be demonstrated to be safe and efficacious.

     The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the nature of the Company's clinical trial protocols, existence of competing protocols, size and longevity of the target patient population, proximity of patients to clinical sites and eligibility criteria for the trials. There can be no assurance that the Company will obtain adequate levels of patient enrollment in its clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse affect on the Company. In addition, the U.S. Food and Drug Administration ("FDA") may suspend clinical trials at any time if, among other reasons, it concludes that patients participating in such trials are being exposed to unacceptable health risks.

     The Company also relies on third parties to assist the Company in conducting, overseeing and monitoring its clinical trials. If such third parties fail to perform under their agreements with the Company or fail to meet regulatory standards in the performance of their obligations under such agreements, such clinical trials may be delayed or halted. The Company's reliance on assistance from third parties with respect to its clinical trials is likely to increase as the Company expands the number and scope of its clinical trials.

     Additionally, demands on the Company's clinical staff have been increasing and are expected to continue to increase as a result of later-stage clinical trials of its products in development and its monitoring of additional Phase I clinical trials of Gd-Tex and LUTRIN for various indications which are being funded by the NCI. There can be no assurance that the Company will be able to effectively oversee and monitor these multiple clinical trials. The Company's inability to effectively manage multiple concurrent clinical trials would result in increased costs or delays of the Company's clinical trials. There can be no assurance that the Company will be able to complete the necessary data and submit a new drug application ("NDA") as scheduled even if clinical trials are completed or that such application will be reviewed and cleared by the FDA in a timely manner, if at all.

     Data obtained from preclinical studies and clinical trials of the products under development by the Company are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical trials. Moreover, such data is susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In advanced clinical development, numerous factors may be involved that may lead to different results in larger, later-stage trials from those obtained in earlier-stage trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a product under development could delay or prevent regulatory clearance of the potential product and would have a material adverse effect on the Company. There can be no assurance that the Company's clinical trials will demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or will result in marketable products.

     No Assurance of Market Acceptance. There can be no assurance that, if approved for marketing, any of the Company's products under development will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company's product candidates and their potential advantages over existing therapeutic products, diagnostic and/or imaging techniques, and pricing and reimbursement policies of government and third-party payors. There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilize any products that may be developed by the Company.

     History of Operating Losses; Uncertainty of Future Profitability. The Company has incurred significant operating losses since its inception in 1991 and, as of September 30, 1997, had an accumulated deficit of approximately $40.9 million. The Company expects to continue to incur significant operating losses over the next several years as it continues to incur increasing costs of research and development, in addition to costs related to clinical trials and manufacturing activities. The Company's ability to achieve profitability is dependent upon its ability, alone or with others, to successfully complete the development of its proposed products, obtain the required regulatory clearances and manufacture and market its proposed products. To date, the Company has not generated revenue from the commercial sale of its products and does not expect to receive any such revenue in the near future. All revenues to date have resulted primarily from license and milestone payments and, to a lesser extent, funding from one government research grant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Government Regulation; No Assurance of Regulatory Approvals. The manufacture and marketing of the Company's products and its research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA clearance to market a product, the Company will have to demonstrate that the product is safe and effective on the patient population that will be treated. Clinical trials, manufacturing and marketing of products are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources. Data obtained from clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays also may be encountered in foreign countries. There can be no assurance that requisite FDA approvals or those of foreign regulatory authorities will be obtained on a timely basis, if at all, or that any approvals granted will cover the clinical indications for which the Company may seek approval. Marketing or promoting a drug for an unapproved indication is subject to very strict controls under The Food and Drug Administration Modernization Act of 1997 (the "1997 FDA Act"). Furthermore, clearance may entail ongoing requirements for postmarketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and later discovery of previously unknown issues with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Failure to obtain or maintain requisite governmental approvals, failure to obtain approvals of the clinically intended uses or the identification of adverse side effects of the Company's products under development could delay or preclude the Company from further developing a particular product or from marketing its products, or could limit the commercial use of its products, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Manufacturers of drugs also are required to comply with the applicable FDA good manufacturing practice ("GMP") regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA, including unannounced inspection, and must be licensed before they can be used in commercial manufacturing of the Company's products. There can be no assurance that the Company or its present or future suppliers will be able to comply with the applicable GMP regulations and other FDA regulatory requirements.

     The Company may elect to seek approval of Gd-Tex and LUTRIN under the fast track ("Fast Track") provisions codified in the 1997 FDA Act. Significant uncertainty exists as to the extent to which such changes will result in accelerated review and approval. Further, the FDA has not made available comprehensive information with respect to the 1997 FDA Act and retains considerable discretion to determine eligibility for Fast Track review and approval. Accordingly, the FDA could employ such discretion to deny eligibility of Gd-Tex or LUTRIN as a candidate for Fast Track review or to require additional clinical trials or other information before approving either product. A determination that Gd-Tex or LUTRIN is not eligible for accelerated review or delays and additional expenses associated with generating a response to any such request for additional trials could have a material adverse effect on the Company.

     In addition to the drug approval requirements applicable to the Company's LUTRIN and ANTRIN products for photodynamic therapy of certain cancers and atherosclerosis, the Company will also need to obtain the approval of the FDA and other foreign regulatory authorities for the laser, light emitting diode ("LED") or associated light delivery devices used in such treatments. Such device approval requires additional regulatory submissions both by the Company and by the manufacturers of such devices that must include clinical data obtained from the use of such light delivery devices, and may result in additional delays or difficulties in obtaining approval for the use of LUTRIN or ANTRIN as photosensitizers. Manufacturers of such light delivery devices currently are under no obligation to the Company to file or pursue such applications and any delay or refusal on their part to do so could have a material adverse affect on the Company. See "Business -- Products Under Development" and "-- Government Regulation."

     The Company submitted an NDA for its GADOLITE(R) Oral Suspension product ("GADOLITE") in September 1995 and received an "approvable" letter in December 1996 which included a number of issues that must be addressed by the Company. The Company is in the process of addressing these issues, which also require resolution of current manufacturing uncertainties relating to GADOLITE. These issues are expected to require at least 18 months to resolve before GADOLITE can be successfully manufactured and marketed. There can be no assurance that the FDA will decide that the NDA satisfies the criteria for approval. In 1996, the Company received approval from the Medicines Control Agency to market GADOLITE in the United Kingdom. The Company will not market GADOLITE in Europe until all issues with the product are resolved with the FDA. Although the process for regulatory approval in Western Europe is similar to that in the United States, there can be no assurance that authorization to market GADOLITE in other member states would be granted under the European Union's mutual recognition procedure. See "-- Limited Manufacturing Experience; Dependence Upon Contract Manufacturers" and "Business -- Government Regulation."

     Uncertainties Regarding Patents and Proprietary Rights. The Company believes its success depends upon, among other things, the Company's ability to protect its proprietary position with respect to technology that the Company believes is important to its business. The Company, therefore, aggressively pursues, prosecutes, protects, and defends patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of the Company's technology.

     The Company's patents, patent applications, and licensed patent rights variously cover composition of matter and method of use claims relating to certain compounds and their applications and therapeutic uses. The Company owns or has license rights to 47 issued U.S. patents, eight additional allowed patent applications in the U.S., and 21 other pending U.S. patent applications. The issued U.S. patents expire between 2009 and 2014. The Company is also the owner or licensee of five issued non-U.S. patents (i.e., two patents issued in Europe, two patents issued in Australia, and one patent issued in New Zealand) and 74 pending non-U.S. patent applications filed among Europe, Japan and certain other countries and under the Patent Cooperation Treaty ("PCT") designating all PCT member countries. There can be no assurance that the Company will have continued success in prosecuting its patent applications or that patents will issue in respect of those patent applications. Even if patents are issued and maintained, there can be no assurance that the patents are or will be of adequate scope to benefit the Company, or that any such patents would be upheld as valid and enforceable with respect to third parties.

     Because there are a number of third-party patents issued and third-party patent applications filed relating to biometallic and expanded porphyrin chemistries, the Company believes there is some risk that current and potential competitors and other third parties have filed or in the future will file applications for, or have received or in the future will receive, patents and will obtain additional proprietary rights relating to similar or even the same compositions, methods, or designs of the Company or its products. It is pertinent, however, that patents and patent applications owned or licensed by the Company cover various aspects, ranging from base compositions, to methods of manufacture, to processes for use and related applications, of the biometallic and expanded porphyrin chemistries peculiar to the Company's products. In any event, if any third-party patents include claims that are alleged to be infringed and are upheld as valid and enforceable, the Company could nonetheless be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each of such patents or to redesign its products or processes to avoid infringement. There can be no assurance that any such licenses would be available or, if available, would be on terms acceptable to the Company, or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce patents of the Company, or to protect trade secrets, and could result in substantial cost to, and diversion of efforts by, the Company.

     The Company is aware of several U.S. patents owned or licensed to Schering AG ("Schering") that relate to the use of agents that enhance MRI scans. The Company has obtained an opinion of special patent counsel that the technologies employed by the Company for its imaging product under development and MRI detectable compounds do not infringe the claims of such patents, however, there can be no assurances that Schering would not allege infringement of one or more of those patents. If infringement were alleged, a legal determination of the infringement of any such patents by any Company product having image-enhancing properties could have a material adverse affect on the Company's business. Further, any allegation by Schering of infringement of patent rights by the Company would likely result in significant legal costs and require substantial management resources. Schering has sent communications to the Company suggesting that GADOLITE may infringe certain of such Schering patents. The Company is aware that Schering has asserted patent rights against at least one other company in the contrast agent imaging market and that a number of companies have entered into licensing arrangements with Schering with respect to one or more of such patents. There can be no assurance that the Company would be able to obtain a license from Schering, if required. Even if a license could be obtained, there can be no assurance that the Company would receive commercially reasonable terms.

     The Company also relies upon trade secrets, technical know-how and continuing technological innovation to develop and maintain its competitive position. It is the Company's policy to require its employees, consultants and advisors to execute appropriate confidentiality and assignment-of-inventions agreements in connection with their employment, consulting or advisory relationships with the Company, and each of such persons has executed such type of agreement. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances, and in the case of employees, provide that all inventions attributable to the individual during such employment shall be the exclusive property of the Company. There can be no assurance that these agreements will not be breached, and, in some instances, there may not be any appropriate remedy available to the Company for breach of the agreements. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques, reverse engineer such information and techniques, or otherwise gain access to the Company's proprietary technology, or that the Company can meaningfully protect the rights in unpatented proprietary technology.

     Dependence Upon Third Parties. The Company is dependent upon third parties for support in product development, manufacturing, marketing and distribution. Pursuant to its collaboration with Nycomed, the Company is dependent upon Nycomed for a portion of its LUTRIN development costs in the form of milestone payments, and for the commercialization, when and if LUTRIN is approved, of this product outside the United States, Canada and Japan. In the field of macular degeneration, the Company is dependent upon Alcon for preclinical and clinical studies, regulatory filings and sales and marketing of Lu-Tex for ophthalmology indications worldwide. The Company has entered into agreements with E-Z-EM, Ltd. and E-Z-EM, Inc. (together "E-Z-EM") for sales, marketing and distribution of GADOLITE in Europe and North America. These agreements may be terminated by E-Z-EM, Alcon or Nycomed, respectively, at their election. There can be no assurance that any of these parties will fulfill their obligations in a manner that maximizes revenues for the Company. The failure by the Company to receive milestone payments or any reduction or discontinuance of efforts by the Company's partners or the termination of these alliances could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also dependent upon the NCI for the sponsoring and funding of certain of the clinical trials of the Company's Gd-Tex radiation sensitizer and LUTRIN photosensitizer products in development. There can be no assurance that the NCI will enlist support for all such trials or that it will continue its funding. If such trials are not supported by the NCI, the Company may be required to fund its own continuation of such trials or reduce the number of indications for which it would pursue clinical trials.

     There can be no assurance that the Company will be successful in entering into additional strategic alliances for the development or commercialization of other product candidates, nor that any such alliances, if entered into, will be on terms favorable to the Company or that they will ultimately be successful. See "Business -- Research, Clinical Development and Marketing Collaborations."

     The Company has no expertise in the development of light sources and associated light delivery devices required for the Company's photoangioplasty and photodynamic therapy products under development. Successful development, manufacturing, approval and distribution of the Company's photosensitization products will require third party participation for the required light sources, associated light delivery devices and other equipment. The Company currently obtains lasers from Coherent Inc. ("Coherent"), Laserscope, Inc. ("Laserscope"), and Diomed, Inc. ("Diomed"); LEDs from Quantum Devices, Inc. ("Quantum"); and cylindrically diffusing light fibers from Rare Earth Medical ("REM") on a purchase order basis, and such entities are under no obligation to continue to deliver light devices on an ongoing basis. Failure to maintain such relationships may require the Company to develop additional supply sources which may require additional regulatory approvals and could materially delay commercialization of the Company's LUTRIN and ANTRIN products under development. There can be no assurance that the Company will be able to establish or maintain relationships with other supply sources on a commercially reasonable basis, if at all, or that the enabling devices will receive regulatory approval for use in photoangioplasty or photodynamic therapy. See "Business -- Research, Clinical Development and Marketing Collaborations" and "-- Manufacturing and Suppliers."

     Limited Manufacturing Experience; Dependence Upon Contract
Manufacturers. The Company must manufacture its products in commercial quantities either directly or through third parties, in compliance with regulatory requirements and at an acceptable cost. Except for Gd-Tex, LUTRIN and ANTRIN bulk drug substances, which are the subject of a manufacturing and supply agreement with Hoechst Celanese Corporation ("Celanese"), and GADOLITE, which has been the subject of a manufacturing and supply agreement with Glaxo-Wellcome Co. ("Glaxo"), the Company does not have access to the manufacturing capacity necessary to provide clinical and commercial quantities of the Company's products. Any failure by these third parties to supply the Company's or the NCI's requirements for clinical trial materials would have a material adverse effect upon the completion of such trials and could therefore have a material adverse effect on the Company. The Company's agreement with Glaxo for manufacturing and supply of GADOLITE may be terminated because of delay in FDA approval for GADOLITE. The Company may be required to change manufacturing sources for GADOLITE. There can be no assurance that the Company can renegotiate the manufacturing agreement with Glaxo or negotiate a satisfactory manufacturing agreement with another supplier, that Glaxo would successfully manufacture sufficient supplies of GADOLITE, or that, if the Company switched suppliers, such a manufacturing change would not delay the Company's approval and commercialization plans for GADOLITE. Access to such manufacturing capacity is necessary for the Company to conduct clinical trials, obtain regulatory approval and commercialize its products. The Company is engaged in preliminary discussions with a number of manufacturers of parenteral products regarding process development and validation, filling, labeling and packaging of the finished dosage form of Gd-Tex, LUTRIN and ANTRIN. A failure to successfully complete any such agreement could, if the Company could not locate alternate manufacturing capabilities, have a material adverse impact on the Company's business, financial condition and results of operations. Prior to regulatory approval of the Company's products under development, the Company intends to negotiate supply agreements with manufacturers who will have the ability to manufacture, fill, label and package such materials prior to commercial introduction of such products. There are, however, only a limited number of contract manufacturers that operate under current federal and state GMP regulations and are capable of manufacturing the Company's products. Accordingly, there can be no assurance that the Company will be able to enter into supply agreements on commercially acceptable terms with manufacturers or that the Company will enter into supply agreements with manufacturers who will be able to deliver supplies in appropriate quantity and quality to develop and commercialize its products. Any interruption of supply of its products could have a material adverse effect on the Company's business, financial condition and results of operations.

     Lack of Marketing and Sales Experience. The Company currently does not have marketing, sales or distribution experience. Therefore, to service markets in which it has retained sales and marketing rights and in the event either of the above agreements is terminated, the Company must develop a sales force with technical expertise. The Company does not have any experience in developing, training or managing a sales force. The Company will incur substantial additional expenses in developing, training and managing such an organization. There can be no assurance that the Company will be able to build such a sales force, that the cost of establishing such a sales force will not exceed any product revenues, or that the Company's direct marketing and sales efforts will be successful. In addition, the Company competes with many other companies that currently have extensive and well-funded marketing and sales operations. There can be no assurance that the Company's marketing and sales efforts will compete successfully against such other companies. See "Business -- Pharmacyclics' Business Strategy."

     Rapid Technological Change and Intense Competition. The pharmaceutical industry is subject to rapid and substantial technological change. Technological competition in the industry from pharma-ceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than the Company, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for the Company. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources. The Company is a relatively new enterprise and is engaged in the development of novel therapeutic technologies. As a result its resources are limited and it may experience technical challenges inherent in such novel technologies. There can be no assurance that developments of others will not render the Company's products under development or technologies noncompetitive or obsolete, or that the Company will be able to keep pace with technological developments or other market factors. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic, diagnostic and/or imaging effects than products being developed by the Company. The Company is aware that one of its competitors in the market for photodynamic therapy drugs has received marketing approval of a product for certain indications in the United States and other countries. There can be no assurance that the Company's competitors will not develop products that are safer, more effective or less costly than the products developed by the Company and, therefore, present a serious competitive threat to the Company's product offerings.

     The medical indications for which the Company is developing its therapeutic products can also be treated, in the case of cancer, by surgery, radiation and chemotherapy, and in the case of atherosclerosis, by surgery (e.g., bypass), angioplasty, atherectomy, the use of stents and drug therapy. These treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances with other therapies for cancer and atherosclerosis could make such other therapies more efficacious or cost-effective than Gd-Tex, LUTRIN or ANTRIN and could render the Company's technology noncompetitive or obsolete. Also, there can be no assurance that physicians will use Gd-Tex as a radiation sensitizer or chemosensitizer in cancer treatment, LUTRIN as a photosensitizer in cancer treatment or ANTRIN as a photosensitizer in photoangioplasty of atherosclerosis to replace or supplement established treatments for such diseases or that the therapeutic products the Company is developing will become competitive with current or future treatments. Further, some companies developing photodynamic therapy products are developing specialized light delivery devices for such products, which, when integrated with their product offering, may afford them a competitive advantage relative to the Company's strategy of sourcing such devices from third parties. See "Business -- Competition."

     Future Capital Requirements; Uncertainty of Access to Capital Markets. The Company has expended and will continue to expend substantial funds to complete the research, development and clinical testing of its products. The Company will require additional funds for these purposes, to establish additional clinical- and commercial-scale manufacturing arrangements and to provide for the marketing and distribution of its products. The Company's future capital requirements will depend on many factors, including, among others, continued scientific progress of its research and development programs, the ability of the Company to establish additional collaborative arrangements, changes in its existing collaborative relationships, progress with preclinical studies and clinical trials, the time and costs involved in obtaining regulatory clearance, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and competing technological and market developments. The Company believes that the net proceeds of this offering, together with its cash, cash equivalents, short-and long-term investments, will be adequate to satisfy its capital needs through at least calendar year 2000. However, the Company's actual capital requirements will depend on many factors, including the status of product development; the time and cost involved in conducting clinical trials and obtaining regulatory approvals; filing, prosecuting and enforcing patent claims; competing technological and market developments; and the ability of the Company to market and distribute its products and establish new collaborative and licensing arrangements. The Company may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources which may be dilutive to existing stockholders. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other partners, such arrangements may require the Company to relinquish rights to certain of its technologies, product candidates or products under development that the Company would otherwise seek to develop or commercialize itself. No assurance can be given that such additional funds will be available on acceptable terms, if at all. If adequate funds are not available from operations or additional sources of financing, the Company may be required to delay, reduce the scope of or eliminate one or more of its research or development programs which would materially and adversely affect the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Dependence Upon Qualified and Key Personnel. The Company's ability to maintain its competitive position depends on its ability to attract and retain qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract or retain such persons. The loss of key personnel or the failure to obtain additional needed personnel or expertise could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company relies on consultants and advisors to assist in formulating its research and development strategy. All of the Company's consultants and advisors are employed by entities other than the Company and may have commitments to, or consulting or advisory contracts with, other entities that may affect their ability to contribute to the Company.

     Volatility of Stock Price. The market prices for securities of small capitalization biotechnology companies (including the Company) have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning the Company, its competitors or other pharmaceutical and biotechnology companies, including the results of preclinical testing and clinical trials, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation, public concern as to the safety of products developed by the Company or others, comments by securities analysts and general market conditions may have a significant effect on the market price of the Common Stock. In addition, the realization of any of the risks described in these "Risk Factors" could have a dramatic and material adverse impact on the market price of the Company's Common Stock.

     Uncertainties Regarding Health Care Reimbursement and Reform. The future revenues and profitability of pharmaceutical and related companies as well as the availability of capital to such companies may be affected by the continuing efforts of government and third-party payors to contain or reduce costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, it is likely that the U.S. Congress and state legislatures will continue to focus on health care reform and the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's ability to commercialize its products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of such products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for the Company's products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially adversely affect the Company's ability to operate profitably.

     Product Liability Exposure. The testing, manufacture, marketing and sale of the products under development by the Company entail an inherent risk that product liability claims will be asserted against the Company. Although the Company is insured against such risks up to a $5.0 million annual aggregate limit in connection with clinical trials and commercial sales of its products under development, there can be no assurance that the Company's present product liability insurance is adequate. A successful product liability claim in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations and may prevent the Company from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, there can be no assurance that product liability coverage will continue to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products developed by the Company. A product liability claim or recall would have a material adverse effect on the Company's business, financial condition and results of operations.

     Hazardous Materials; Environmental Matters. In connection with its research and development activities and its manufacture of materials and products under development, the Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although the Company believes that it has complied with the applicable laws, regulations and policies in all material respects and has not been required to take significant action to correct any material noncompliance, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. The Company's research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an occurrence, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

     No Dividends. The Company has not paid any cash dividends on its Common Stock to date and does not anticipate paying any dividends in the foreseeable future. See "Dividend Policy."

     Anti-Takeover Provisions. The ability of the Board of Directors of the Company to issue shares of Preferred Stock without stockholder approval and a stockholder rights plan adopted by the Company may, alone or in combination, have certain anti-takeover effects. The Company is also subject to provisions of the Delaware General Corporation Law which may make certain business combinations more difficult.

                           FORWARD LOOKING STATEMENTS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act which are subject to the "safe harbor" created by those sections. These forward-looking statements include, but are not limited to, statements concerning the Company's plans to continue development of its current products under development; conduct clinical trials with respect to its products under development; utilize the Company's capital resources and the net proceeds from this offering and the time periods related thereto; seek regulatory approvals; engage third-party manufacturers to supply its clinical trials and commercial requirements; establish a marketing and distribution capability; and evaluate additional products under development for subse-quent clinical and commercial development. These forward-looking statements may be found in the "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements not specifically set forth above may also be found in these and other sections of this Prospectus. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and elsewhere in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,750,000 shares of Common Stock offered hereby are estimated to be approximately $35.5 million at a public offering price of $21.75 per share and after deducting the underwriting discounts and estimated offering expenses ($40.9 million if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds from this offering for research and development activities, including clinical trials, process development and manufacturing support and for general corporate purposes, including working capital. A portion of the proceeds also may be used to acquire or invest in complementary businesses, products or technologies, although the Company is not currently in negotiations concerning any such acquisitions or investments. Based upon the current status of its product development and commercialization plans, the Company believes that the net proceeds of this offering, together with its cash, cash equivalents and short- and long-term investments, will be adequate to satisfy its capital needs through at least the calendar year 2000. Pending their use, the Company intends to invest the net proceeds of this offering in interest bearing, investment grade securities. See "Risk Factors -- History of Operating Losses; Uncertainty of Future Profitability"and "-- Future Capital Requirements; Uncertainty of Access to Capital Markets."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock commenced trading publicly on the Nasdaq National Market tier of the Nasdaq Stock Market on October 24, 1995 and is traded under the symbol PCYC. Prior to that date, there was no public market for the Common Stock. The following table sets forth for the periods indicated the high and low sales prices of the Common Stock.

                                                                      HIGH       LOW
                                                                     ------     ------
        FISCAL YEAR ENDED JUNE 30, 1996
        Second Quarter (from October 24, 1995)...................... $16.75     $12.00
        Third Quarter...............................................  15.00      12.75
        Fourth Quarter..............................................  20.25      13.75
        FISCAL YEAR ENDED JUNE 30, 1997
        First Quarter............................................... $18.50     $10.50
        Second Quarter..............................................  17.25      12.75
        Third Quarter...............................................  24.00      15.00
        Fourth Quarter..............................................  20.50      14.25
        FISCAL YEAR ENDING JUNE 30, 1998
        First Quarter............................................... $27.00     $14.37
        Second Quarter..............................................  28.00      21.00
        Third Quarter (through January 29, 1998)....................  25.00      21.50

     As of January 29, 1998, there were 400 holders of record of the Common Stock. On January 29, 1998, the last sales price reported on the Nasdaq National Market for the Common Stock was $21.81 per share. See "Risk
Factors -- Volatility of Stock Price."

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its capital stock. The Company currently anticipates that it will retain all future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997 (i) on an actual basis and (ii) as adjusted for the sale by the Company of the 1,750,000 shares of Common Stock offered hereby at a public offering price of $21.75 per share, after deducting underwriting discounts and estimated offering expenses payable by the Company. This table should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                           SEPTEMBER 30, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Capital lease obligations -- non-current portion.......................  $   478      $     478
                                                                         -------       --------
Stockholders' equity:
     Preferred stock, $0.0001 par value; 1,000,000 shares authorized;
      none issued and outstanding, actual or as adjusted...............    --            --
     Common stock, $0.0001 par value; 24,000,000 shares authorized;
      10,140,287 shares issued and outstanding actual; 11,890,287
      shares issued and outstanding as adjusted(1).....................        1              1
     Additional paid-in capital........................................   75,033        110,528
     Deficit accumulated during development stage......................  (40,871)       (40,871)
                                                                         -------       --------
          Total stockholders' equity...................................   34,163         69,658
                                                                         -------       --------
               Total capitalization....................................  $34,641      $  70,136
                                                                         =======       ========

------------------------------

(1) Excludes, as of September 30, 1997, an aggregate of 1,439,644 shares of Common Stock consisting of the following: (i) 1,278,600 shares of Common Stock issuable upon exercise of options outstanding at a weighted average exercise price of $12.18 per share and (ii) 161,044 shares of Common Stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $6.75 per share.

                                    DILUTION

     Dilution represents the difference between the offering price per share paid by the purchasers in the offering and the net tangible book value per share immediately after completion of the offering. The net tangible book value of the Company at September 30, 1997 was approximately $34.2 million, or $3.37 per share. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 1,750,000 shares of Common Stock offered hereby (at a public offering price of $21.75 per share) and after deducting underwriting discounts and estimated offering expenses, the net tangible book value of the Company at September 30, 1997 would have been approximately $69.7 million, or $5.86 per share. This represents an immediate increase in net tangible book value of $2.49 per share to existing stockholders and an immediate dilution of $15.89 per share to new investors. The following table illustrates this per share dilution:

    Assumed public offering price per share.............................            $21.75
      Net tangible book value per share before the offering.............  $3.37
      Increase per share attributable to new investors..................   2.49
                                                                          -----
    Net tangible book value per share after the offering................              5.86
                                                                                    ------
    Dilution per share to new investors.................................            $15.89
                                                                                    ======

                            SELECTED FINANCIAL DATA

     The statement of operations data for the years ended June 30, 1995, 1996 and 1997 and the balance sheet data at June 30, 1996 and 1997 are derived from financial statements audited by Price Waterhouse LLP, independent accountants, which are included elsewhere in this Prospectus. The statement of operations data for the years ended June 30, 1993 and 1994 and the balance sheet data at June 30, 1993, 1994 and 1995 are derived from audited financial statements not included in this Prospectus. The statement of operations data for the three months ended September 30, 1996 and 1997 and for the period from inception (April 19, 1991) through September 30, 1997 and the balance sheet data at September 30, 1997 are derived from unaudited financial statements included in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information set forth therein. The operating results for the three months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 1998. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes related thereto included elsewhere in this Prospectus.

                                                                                                                 PERIOD FROM
                                                                                            THREE MONTHS ENDED    INCEPTION
                                                                                                                (APRIL 1991)
                                                 FISCAL YEAR ENDED JUNE 30,                   SEPTEMBER 30,        THROUGH
                                     --------------------------------------------------     ------------------  SEPTEMBER 30,
                                      1993      1994       1995       1996       1997        1996       1997        1997
                                     -------   -------   --------   --------   --------     -------   --------  -------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
    STATEMENT OF OPERATIONS DATA:
    Revenues:
      License and grant revenues.... $    --   $ 3,000   $     79   $    301   $     25     $    --   $     --    $   3,405
                                      ------   -------    -------    -------    -------      ------    -------      -------
    Operating expenses:
      Research and development......   3,161     6,909      9,330      7,641      9,632       2,456      2,765       39,925
      General and administrative....     559     1,042        996      1,515      1,905         637        388        6,463
                                      ------   -------    -------    -------    -------      ------    -------      -------
        Total operating expenses....   3,720     7,951     10,326      9,156     11,537       3,093      3,153       46,388
                                      ------   -------    -------    -------    -------      ------    -------      -------
    Loss from operations............  (3,720)   (4,951)   (10,247)    (8,855)   (11,512)     (3,093)    (3,153)     (42,983)
    Interest income.................     148       164        187        940      1,480         280        532        3,473
    Interest expense................      (8)     (253)      (419)      (320)      (226)        (67)       (34)      (1,260)
                                      ------   -------    -------    -------    -------      ------    -------      -------
    Loss before income taxes........  (3,580)   (5,040)   (10,479)    (8,235)   (10,258)     (2,880)    (2,655)     (40,770)
    Provision for income taxes......      --      (101)        --         --         --          --         --         (101)
                                      ------   -------    -------    -------    -------      ------    -------      -------
    Net loss........................ $(3,580)  $(5,141)  $(10,479)  $ (8,235)  $(10,258)    $(2,880)  $ (2,655)   $ (40,871)
                                      ======   =======    =======    =======    =======      ======    =======      =======
    Net loss per share(1)...........                     $  (1.65)  $  (1.05)  $  (1.11)    $ (0.34)  $  (0.26)
                                                          =======    =======    =======      ======    =======
    Weighted average common and
      common equivalent shares(1)...                        6,353      7,815      9,264       8,552     10,117

                                                                            JUNE 30,
                                                       ---------------------------------------------------   SEPTEMBER 30,
                                                        1993       1994       1995       1996       1997         1997
                                                       -------   --------   --------   --------   --------   -------------
                                                                                 (IN THOUSANDS)
    BALANCE SHEET DATA:
    Cash, cash equivalents and short-term
      investments....................................  $ 6,196   $  8,690   $    376   $ 22,003   $ 30,827     $  24,237
    Long-term investments............................       --         --         --         --      6,103         9,605
    Total assets.....................................    6,880     12,050      3,539     25,015     39,707        36,397
    Capital lease obligations -- non-current
      portion........................................      228      1,880      1,429        941        530           478
    Deficit accumulated during development stage.....   (4,103)    (9,244)   (19,723)   (27,958)   (38,216)      (40,871)
    Total stockholders' equity (deficit).............    6,249      8,769     (1,652)    21,991     36,696        34,163

    ----------------------------------

    (1) See Note 1 of Notes to Financial Statements for a description of the computation of net loss per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

     Pharmacyclics is a pharmaceutical company developing energy-potentiating drugs to improve radiation therapy and chemotherapy of cancer, and to enable or improve the photodynamic therapy of certain cancers and atherosclerotic cardiovascular disease. The Company is currently in a multicenter Phase II clinical trial of Gd-Tex as a radiation sensitizer to improve the safety and efficacy of radiation therapy of certain cancers and in Phase II clinical trials for LUTRIN as a photosensitizer to evaluate its safety and efficacy for use in the treatment of recurrent breast cancers to the chest wall. The NCI has informed the Company of its intention to conduct a minimum of nine Phase I clinical trials of Gd-Tex and a minimum of five Phase I clinical trials of LUTRIN, each for a variety of additional cancer indications. The Company also recently initiated a Phase I clinical trial for ANTRIN for use as a photosensitizer in patients with peripheral vascular disease. In addition, the Company has conducted preclinical studies with Lu-Tex for use in certain ophthalmic diseases, such as ARMD. In October 1997, the Company entered into a collaborative agreement with Nycomed to sell and market LUTRIN for cancer therapy outside the United States, Canada and Japan. In December 1997, the Company entered into a development agreement with Alcon, pursuant to which Alcon will conduct worldwide development, marketing and sales of Lu-Tex for ophthalmology indications.

     To date, the Company has devoted substantially all of its resources to research and development. No revenues have been derived from product sales, and the Company does not expect to receive product revenues for at least the next several years. The Company has incurred significant operating losses since its inception in 1991 and, as of September 30, 1997, had an accumulated deficit of approximately $40.9 million. The Company expects to continue to incur significant operating losses over the next several years as it continues to incur increasing costs of research and development, in addition to costs related to clinical trials and manufacturing activities. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. The Company's ability to achieve profitability is dependent upon its ability, alone or with others, to successfully complete the development of its products under development, and obtain required regulatory clearances and successfully manufacture and market these products. See "Risk
Factors -- Uncertainties Related to Clinical Trials and Product Development," "-- No Assurance of Market Acceptance," "-- History of Operating Losses; Uncertainty of Future Profitability," "-- Government Regulation; No Assurance of Regulatory Approvals" and "-- Future Capital Requirements; Uncertainty of Access to Capital Markets."

RESULTS OF OPERATIONS

  Comparison of Three Months Ended September 30, 1997 and 1996

     Revenues. Since inception, Pharmacyclics has received only limited revenues and has received no revenues from product sales. For the three months ended September 30, 1997, no license or grant revenues were recognized. Revenues are expected to increase during the three months ending December 1997 due to $2.7 million in non-refundable license payments from two collaborative partners. In addition, the Company will be recognizing as contract revenue non-refundable reimbursement payments due under the Nycomed agreement for a portion of research expenditures by the Company for LUTRIN.

     Research and Development Expenses. Research and development expenses increased $309,000, or 13%, to $2.8 million for the three month period ended September 30, 1997 compared to $2.5 million for the same period in 1996. This increase is primarily the result of costs incurred related to the development of light supply and delivery devices for use with the Company's photosensitizing drugs, as well as a write down of certain light devices which the Company determined had no alternative future use.

     Spending on clinical trials remained at substantially the same level during the three month period ended September 30, 1997 and 1996. During the three months ended September 30, 1997, the Phase Ib portion of the Gd-Tex radiation sensitizer clinical trial was completed and the Phase II portion commenced. The LUTRIN Phase II trial for recurrent breast cancer also commenced during the three months ended September 30, 1997. During the corresponding period in 1996, the Phase I clinical trial for Gd-Tex was completed and the Phase I clinical trial for LUTRIN was initiated. The Company expects its research and development expense to increase substantially, reflecting anticipated increased costs related to staffing, preclinical studies, clinical trials and manufacturing scale-up.

     General and Administrative Expenses. General and administrative expenses were $388,000 for the three months ended September 30, 1997 compared to $637,000 during the same period in 1996. The expenses during the three months ended September 30, 1996 included approximately $300,000 of financing costs related to a planned public financing, which was subsequently withdrawn due to market conditions.

     Interest Income, Net of Interest Expense. Interest income, net of interest expense, was $498,000 for the three months ended September 30, 1997 compared to $213,000 for the same period in 1996. This increase in interest income primarily reflected interest earned on proceeds from private placements of equity securities of approximately $24.5 million completed in November 1996 and February 1997, as well as from lower interest expense due to maturing equipment lease lines.

  Comparison of Years Ended June 30, 1997, 1996 and 1995

     Revenues. The Company's revenues for the years ended June 30, 1997, 1996 and 1995 were $25,000, $301,000 and $79,000, respectively. Revenues for the year ended June 30, 1997 resulted from a license fee received from E-Z-EM, Ltd. upon signing an agreement for marketing, sales and distribution in Europe for GADOLITE and a milestone payment received upon receipt of regulatory approval for marketing of GADOLITE in the United Kingdom. The total recognized was net of royalty payments to UT required because the products covered by the E-Z-EM, Ltd. agreement incorporate the technology licensed by the Company from UT. Revenues for the year ended June 30, 1996 included $250,000 in license fees from E-Z-EM under an agreement for marketing and sale in North America for GADOLITE, net of licensing fees paid to UT. In addition, $51,000 was received under a Small Business Innovation Research grant from the NCI. All of the revenue recognized for the year ended June 30, 1995 was derived from this NCI grant.

     Research and Development Expenses. Research and development expenses were $9.6 million for the year ended June 30, 1997, compared to $7.6 million for the year ended June 30, 1996 and $9.3 million for the year ended June 30, 1995. The $2.0 million, or 26%, increase from 1996 to 1997 was due primarily to increased expenditures related to Gd-Tex and LUTRIN clinical trials, including clinical product supplies, payments to clinical sites, purchase and lease of light sources and internal support of the trials. During 1997, the Company continued to enroll patients in its Gd-Tex Phase Ib/II trials in the United States and France. The LUTRIN Phase I trial was completed and preparation began for the commencement of the Phase II trial in August 1997. The increase in 1997 in the cost of clinical product supplies was the result of signing a definitive agreement with Celanese, under which Celanese is providing the process optimization and scale-up to provide clinical and commercial supplies of Gd-Tex and LUTRIN.

     The decrease in research and development spending in 1996 from 1995 reflected the lower level of clinical activity relating to the Company's products in 1996. In 1996, the Company was conducting a Phase I trial for LUTRIN and Phase I and Ib/II trials for Gd-Tex, each of which required a smaller number of patients. During 1995, the Company conducted multicenter Phase III studies of GADOLITE and completed the preclinical studies required for an IND filing for Gd-Tex.

     General and Administrative Expenses. General and administrative expenses for the years ended June 30, 1997, 1996 and 1995 were $1.9 million, $1.5 million and $1.0 million, respectively. The 27% increase for 1997 compared to 1996 primarily resulted from approximately $300,000 of financing costs incurred during 1997 related to a planned public financing which was subsequently withdrawn due to market conditions. The 52% increase in general and administrative expenses for 1996 compared to 1995 primarily resulted from insurance, professional services and other expenses incurred related to conducting business as a public company.

     Interest Income, Net of Interest Expense. Interest income, net of interest expense, was $1.3 million, $620,000 and $(232,000) for the years ended June 30, 1997, 1996 and 1995, respectively. Interest income increased in 1997 as a result of interest income earned on the proceeds of two private placements of equity securities of $24.5 million completed in November 1996 and February 1997. The increase in interest income in 1996 compared to 1995 resulted from interest earned on the proceeds from the Company's initial public offering ("IPO") completed in October 1995. Net interest expense in the year ended June 30, 1995 was related to borrowings associated with capital lease financing and notes payable which was partially offset by interest earned on cash balances.

     Income Taxes. At September 30, 1997, the Company had net operating loss carryforwards of approximately $35.8 million for federal and state income tax reporting purposes and tax credit carryforwards of approximately $1.6 million for federal reporting purposes. These amounts expire at various times through 2013. A change of ownership, as defined under Section 382 of the Internal Revenue Code, occurred as a result of the Company's IPO. Accordingly, utilization of approximately $17.0 million of the Company's net operating loss carryforwards will be subject to an annual limitation of approximately $4.0 million. See Note 5 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of working capital have been primarily private and public equity financings and proceeds from collaborative research and development agreements, as well as grant revenues, interest income and property and equipment financings. Since inception, the Company has used approximately $36.9 million of cash for operating activities and approximately $4.2 million of cash for the purchase of laboratory and office equipment and payments under capital lease agreements.

     As of September 30, 1997, the Company had approximately $33.8 million in cash, cash equivalents and short- and long-term investments. Net cash used in operating activities of $2.8 million during the three months ended September 30, 1997 resulted primarily from the net loss incurred during that period and a decrease in accounts payable. Cash provided by investing activities of $8.2 million for the three months ended September 30, 1997 consisted primarily of sales of short-term investments partially offset by purchases of long-term investments.

     Net cash used in operating activities was $8.7 million, $7.4 million and $9.7 million for the years ended June 30, 1997, 1996 and 1995, respectively, and resulted primarily from operating losses adjusted for non-cash expenses and changes in prepaid and other assets, accounts payable and accrued liabilities. Net cash used in investing activities was $13.3 million, $8.1 million and $30,000 for the years ended June 30, 1997, 1996 and 1995, respectively, and consisted primarily of net purchases of investments. Net cash provided by financing activities was $23.9 million, $29.1 million and $1.4 million for the years ended June 30, 1997, 1996 and 1995, respectively, and consisted primarily of proceeds from the sale of equity securities.

     In February 1997, the Company completed a private placement of 862,190 shares of Common Stock at $19.05 per share for net proceeds of $16.4 million. In November 1996, the Company completed a private placement of 580,000 shares of Common Stock at $14.00 per share for net proceeds of $8.1 million. The Company filed and had declared effective on April 22, 1997 a registration statement on Form S-3 covering resales of the securities purchased in both private placements.

     The Company completed an IPO in October 1995, issuing 2,150,000 shares of Common Stock at $12.00 per share. In November 1995, the underwriters of such offering exercised an option to acquire an additional 233,450 shares of Common Stock at the IPO price to cover over-allotments. Proceeds received by the Company, net of underwriters' commissions and expenses payable by the Company, totaled approximately $26.0 million.

     Based upon the current status of its product development and commercialization plans, the Company believes that the net proceeds of this offering, together with its cash, cash equivalents and short- and long-term investments, will be adequate to satisfy its capital needs through at least the calendar year 2000. However, the Company's actual capital requirements will depend on many factors, including the status of product development; the time and cost involved in conducting clinical trials and obtaining regulatory approvals; filing, prosecuting and enforcing patent claims; competing technological and market developments; and the ability of the Company to market and distribute its products and establish new collaborative and licensing arrangements.

     The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will impact the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financings, collaborative relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to existing stockholders and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish rights to certain of its technologies, products or marketing territories. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Future Capital Requirements; Uncertainty of Access to Capital Markets."

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 is effective for the fiscal quarter ending December 31, 1997. SFAS 128 redefines earnings per share under generally accepted accounting principles. Under SFAS 128, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. Net loss per share as reported is equal to the unaudited pro forma basic net loss per share based on SFAS 128 for all periods presented.

     In June 1997, the FASB issued Statement of Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are currently excluded from the results of operations, including foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. The disclosures prescribed by SFAS 130 are effective for fiscal 1999. The Company does not expect such adoption to have a material effect on its Financial Statements.

     Also, in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 establishes new standards for the way companies report information about operating segments in annual financial statements. The disclosures prescribed by SFAS 131 are effective for fiscal 1999. The Company does not expect such adoption to have a material effect on the Notes to its Financial Statements.

                                    BUSINESS

     Pharmacyclics is a pharmaceutical company developing energy-potentiating drugs to improve radiation therapy and chemotherapy of cancer, and to enable or improve the photodynamic therapy of certain cancers and atherosclerotic cardiovascular disease. The Company's products are small ring-shaped molecules, called "texaphyrins," which are patented agents derived from Pharmacyclics' versatile technology platform for designing and synthesizing energy-potentiating drugs. These texaphyrins localize in cancer cells and atherosclerotic plaque, where they can be activated by forms of energy, including X-ray, chemical and light, to eliminate diseased tissue. The Company's lead texaphyrin-based product candidates are Gd-Tex, a molecule being developed for use as a radiation sensitizer and chemosensitizer; LUTRIN, a Lu-Tex molecule being developed as a photosensitizer for use in photodynamic therapy of cancer; and ANTRIN, a Lu-Tex molecule being developed as a photosensitizer for use in the photoangioplasty of atherosclerosis.

     Gd-Tex radiation sensitizer is in a multicenter Phase II clinical trial to improve the efficacy and safety of radiation therapy of brain metastases resulting from a variety of cancers, including those of the lung and breast. At the October 1997 meeting of ASTRO, the Company reported interim results of its Phase I/II clinical trial to evaluate the safety and efficacy of Gd-Tex in cancer patients receiving radiation therapy for treatment of brain metastases. Although this trial was not designed to demonstrate efficacy, the interim results indicate that there was a statistically significant increase in median survival times among those patients receiving higher doses of Gd-Tex. MRI scanning confirmed that Gd-Tex accumulated selectively in the tumors and not in adjacent normal brain tissue. The NCI has agreed to sponsor nine clinical trials of Gd-Tex for additional cancer indications, including primary cancers of the brain, head and neck region, lung and pancreas, which the Company expects will begin during 1998. Radiation therapy is administered to more than 700,000 patients annually in the United States and currently there are no approved radiation sensitizers.

     LUTRIN photosensitizer is in multicenter Phase II clinical trials to evaluate its safety and efficacy for use in the treatment of recurrent breast cancers to the chest wall, which are accessible to illumination by externally-applied light. At the May 1997 meeting of ASCO, the Company reported the results of its Phase I clinical trial to evaluate the safety of LUTRIN in a variety of tumors accessible to externally-applied light. Within the treated group of 35 patients, 73 breast cancer lesions were evaluated, with an overall per lesion response rate of 64%, comprised of a 46% complete response rate and an 18% partial response rate. The NCI has announced its intention to fund at least five clinical studies of LUTRIN for additional cancer indications, including primary cancers of the bladder, esophagus, head and neck region, pancreas and ovaries, which the Company expects to begin in the second half of 1998.

     ANTRIN photosensitizer is in a recently-initiated Phase I clinical trial to evaluate its safety for photoangioplasty treatment of patients with atherosclerotic peripheral vascular disease. There are currently more than 400,000 coronary angioplasty procedures performed annually in the United States for patients with atherosclerosis. In addition, the Company has conducted preclinical studies with Lu-Tex for use in certain ophthalmic diseases, such as ARMD, a leading cause of blindness that affects approximately 200,000 patients per year in the United States.

     The Company has retained worldwide marketing rights for its Gd-Tex and ANTRIN products, as well as U.S., Canadian and Japanese marketing rights for LUTRIN. Pharmacyclics is leveraging its core technology and products by establishing relationships with third parties intended to augment its research and development activities and to provide manufacturing capacity and sales and marketing capabilities. In October 1997, the Company entered into a collaborative agreement with Nycomed to sell and market LUTRIN for cancer therapy outside the United States, Canada and Japan. In December 1997, the Company entered into a development agreement with Alcon, pursuant to which Alcon will conduct worldwide development, marketing and sales of Lu-Tex for ophthalmology indications.

MARKET OVERVIEW

  Cancer

     Cancer results from the uncontrolled proliferation of cells which invade and interfere with the normal function of adjacent tissues and organs. Frequently, cancer cells become dislodged from their primary site and spread, or metastasize, to other anatomic sites. As of 1994, over seven million people in the United States had been diagnosed with cancer, with approximately 1.4 million new cases each year. The appropriate cancer therapy for each patient depends on histology and careful assessment of the size, location and existence of metastases of the tumor using diagnostic imaging procedures. Therapy typically includes some combination of surgery, radiation therapy or chemotherapy.

     Chemotherapy and radiation therapy tend to destroy both healthy and diseased cells and cause serious side effects because their cytotoxic effects are not adequately selective. As a result, substantial cancer research has been directed toward improving the efficacy of existing therapy while reducing toxicity. These approaches seek to identify drugs, generally known as sensitizers, which are capable of localizing in the tumor and making the cancer cells more sensitive to radiation therapy or chemotherapy, thereby increasing the efficacy of such therapy.

     Radiation Therapy. Radiation therapy is currently administered to more than 700,000 patients annually in the United States by approximately 3,000 physicians specializing in radiation oncology. The radiation is applied to the area of the body where the tumor is located and is generally administered several times per week over a period of two to six weeks. While adjacent normal tissues are shielded to minimize radiation toxicity, radiation therapy often has toxic effects on healthy tissue surrounding the tumor because the energy cannot be adequately targeted. An estimated 50% of newly diagnosed cancer patients, including those with cancers of the lung, breast, prostate, or head and neck region, will be treated with radiation therapy as part of their initial disease management. In addition, approximately 150,000 patients with persistent or recurrent disease also will receive radiation therapy. Depending on the complexity and duration of treatment, a course of radiation therapy for cancer can cost between $10,000 and $25,000. Radiation sensitizers are agents that increase the cytotoxic effects of radiation. While there currently are no FDA approved radiation sensitizers, certain chemotherapy agents are frequently used off-label to increase the effectiveness of radiation therapy. Optimally, a radiation sensitizer should be safe, simple to administer and potentiate the effect of radiation at the tumor site and not the adjacent normal tissue.

     Cytotoxic Chemotherapy. Cytotoxic chemotherapy is administered to more than 350,000 patients each year in the United States for treatment of many types of cancer. The effectiveness of chemotherapy agents usually is limited by their serious or life threatening side effects, many of which are due to the drug's lack of selectivity. Chemotherapy drugs distribute throughout the body in normal tissues as well as in the tumor. The cytotoxic effect to normal tissues is dose-limiting for most of these drugs, resulting in a very narrow therapeutic margin. Chemosensitizers are drugs which potentiate the anti-tumor activity of cancer chemotherapy agents. No chemosensitizer has been approved for use by the FDA to date, although several are being tested clinically. Ideally, such an agent should be safe, simple to administer and should potentiate cell killing in the cancerous tissue but not in adjacent normal tissue.

     Photodynamic Therapy. Photodynamic therapy is an emerging cancer treatment based on the use of light energy to activate a photosensitizing drug. In this procedure, a photosensitizing agent, ideally one which selectively accumulates in tumors, is injected into the patient. The tumor site is then illuminated with visible light of a particular energy and wavelength that is absorbed by the photosensitizer, creating excited-state oxygen molecules in those tissues in which the drug has localized. These molecules are highly reactive with cellular components and cause tumor cell death. The first photosensitizing agent was approved by the FDA in early 1996 for the treatment of obstructing cancers of the esophagus and more recently for the treatment of certain types of lung cancer. To date, use of the approved agent and other experimental agents has been restricted to treatment of superficial or small lesions because such photosensitizers have been unable to absorb light of a wavelength capable of penetrating deeply into tissues. Other limitations of photosensitizers have included unfavorable biolocalization, prolonged retention in the body, skin phototoxicity and insolubility in water, complicating intravenous administration. In addition, some tumors, including malignant melanoma, contain pigments that have not allowed adequate penetration of light for photodynamic therapy. Optimally, a photosensitizer should accumulate selectively in tumors and be capable of activation by a wavelength of light that is able to penetrate through tissue, blood and darkly pigmented skin in order to treat larger or more deeply situated tumors. Ideally, the treatment should be safe, lack skin phototoxicity and be simple to administer.

  Atherosclerosis

     Atherosclerosis is a progressive and degenerative vascular disease in which cholesterol and other fatty materials are deposited in the walls of blood vessels, forming a build-up known as plaque. The accumulation of plaque narrows the interior of the blood vessels, thereby reducing blood flow. Atherosclerosis in the coronary arteries can lead to heart attack and death. In peripheral vessels, atherosclerosis can lead to decreased mobility, loss of function, loss of limbs and other complications such as stroke. Current treatments for atherosclerosis include surgery and other techniques aimed at removing or relieving the plaque. Procedures utilizing intravascular devices to mechanically compress or remove the obstructing lesion include balloon angioplasty and atherectomy. These procedures are currently performed in the coronary arteries of more than 400,000 patients per year in the United States. They require the use of anticoagulant drugs and, frequently, the use of stents to reduce the incidence of restenosis, which results from traumatic damage to the vessel wall. Generally, these techniques have been limited to treating only localized sections of the diseased vessel.

     The optimal interventional treatment for atherosclerosis should effectively eliminate atherosclerotic plaque without the need for anticoagulant drugs or stent placement to prevent restenosis. Because atherosclerosis is a diffuse disease, therapies which can be used over long segments of the affected vessel offer significant advantages over treatments limited to localized sections of the vessel.

  Age-Related Macular Degeneration

     ARMD is the major cause of severe visual loss in the elderly, accounting for up to 90% of legally blind eyes in the United States and approximately 200,000 new cases of ARMD are diagnosed annually in the United States. Patients with ARMD develop blurred vision and distortion, decreased vision and scotoma or blind spot, which occurs in the center of the visual field. The disease is caused by a degeneration of the retina and proliferation of abnormal capillaries. Although laser photocoagulation can slow progression of disease in some patients, its lack of selectivity and limited efficacy fail to prevent progression of the disease, which ultimately leads to blindness. Ideally, therapy for this disease should be selective for the diseased vessels, minimize collateral damage and be capable of complete elimination of the diseased vessels.

THE COMPANY'S TECHNOLOGY PLATFORM

     The Company's technology utilizes its expertise in biometallic and expanded porphyrin chemistry to develop synthetic energy-potentiating molecules. In nature, molecules called porphyrins such as heme or chlorophyll, bind metals, transport ions and transform energy. Porphyrins are localized in tissues or organs responsible for energy production, metabolism or transport functions. The Company's synthetic porphyrins are designed to take advantage of two key characteristics of naturally-occurring porphyrins: energy potentiation and selective localization.

     Pharmacyclics and its collaborators have designed and patented synthetic porphyrins, called "texaphyrins," to perform specific functions in a number of medical applications. Texaphyrins are capable of binding larger metal atoms and of capturing, focusing and transforming X-ray, chemical or light energy into other energy forms capable of producing localized destruction of diseased tissues. These molecules have a larger central binding ring, which makes it possible to stably bind a variety of lanthanide metals, such as gadolinium, lutetium, europium or dysprosium. The binding of metal ions by texaphyrins is unique in that the metal is held near or within the plane of what is otherwise a flat or plate-shaped molecule. This type of binding allows the metal to interact freely with adjacent molecules while still being retained within the texaphyrin structure. In each case, the physical and chemical characteristics of the texaphyrin, as well as its product applications, are determined by the type of metal inserted and the form of energy applied.

     Once properly localized, which generally occurs in minutes to a few hours, texaphyrins can be excited with the appropriate energy form to activate their therapeutic effects. Texaphyrins are water soluble, thereby increasing safety and simplifying administration to patients.

     The diagram below depicts certain texaphyrin-based products under development by the Company:

                                      LOGO

PHARMACYCLICS' BUSINESS STRATEGY

     The key elements of the Company's business strategy include:

     Develop therapeutic products that address large markets for cancer and atherosclerosis. The Company possesses a versatile technology platform which it believes will lead to diverse product opportunities. The Company has focused its internal resources on the development of therapeutic products which address large markets, such as cancer and atherosclerosis. The Company's initial product focus is on the treatment of life threatening cancers in which accelerated regulatory approval and favorable pricing may be possible.

     Develop products that enhance existing medical procedures. The Company's products are designed primarily to be used in conjunction with standard medical treatments to enhance their safety and efficacy. By facilitating and improving current treatments, the Company believes its products have the potential to be rapidly adopted by physicians.

     Create diverse products based upon patented texaphyrin technology. The Company has created several product candidates based on its patented texaphyrin molecule. This technology platform enables the development of products with similar chemical synthesis, manufacturing and product development activities while addressing a variety of indications such as cancer, atherosclerosis and macular degeneration.

     Retain rights to cancer products in the United States. The Company has retained worldwide rights to its Gd-Tex radiation sensitizer and U.S., Canadian and Japanese rights to its LUTRIN photosensitizer for cancer treatment. The Company believes it can build a U.S. sales force for its oncology products due to the specialized nature of the oncology market. The target customer base for the Company's Gd-Tex radiation sensitizer is approximately 3,000 physicians specializing in radiation oncology.

     Leverage resources through collaborations. The Company has leveraged its resources by focusing on research and clinical development and has established relationships with third parties for process development, manufacturing and marketing of its products. These relationships have obviated the need for Pharmacyclics to invest in manufacturing personnel and facilities. The Company has established a relationship with the NCI to expand clinical development of both its Gd-Tex radiation sensitizer and LUTRIN photosensitizer products. The Company believes that this collaboration will expand the potential indications for its cancer products. The Company's collaborations expand its access to foreign markets, such as the collaboration with Nycomed for LUTRIN outside the United States, Canada and Japan, and to new therapeutic indications, such as the collaboration with Alcon for ophthalmic indications.

     Expand and protect proprietary technology and products. Since its inception, the Company has dedicated significant resources to protect its intellectual property. In the United States, the Company owns or has exclusive rights to 47 issued patents, eight allowed patent applications and 30 pending patent applications covering various aspects of its core technology and products under development. Outside the United States, the Company is the owner or exclusive licensee of five corresponding patents and 71 pending counterpart patent applications.

PRODUCTS UNDER DEVELOPMENT

     The table below summarizes the Company's product candidates and their stage of development:

--------------------------------------------------------------------------------

         PRODUCT                   INDICATION             REGULATORY STATUS(1)         MARKETING RIGHTS
   --------------------    --------------------------    ----------------------    ------------------------
                                               CANCER   THERAPY

   Gd-Tex                  Brain metastases              Phase II                  Pharmacyclics
   Radiation Sensitizer
                           Primary brain tumor           NCI, Phase I
                           Lung cancer                   expected 1998(2)
                           Head and neck cancer
                           Pancreatic cancer
   --------------------------------------------------------------------------------------------------------

   Gd-Tex                  A variety                     Preclinical               Pharmacyclics
   Chemosensitizer         of cancers
   --------------------------------------------------------------------------------------------------------

   LUTRIN                  Breast cancer                 Phase II                  Pharmacyclics in the
   Photosensitizer                                                                 U.S., Canada and Japan,
                           Melanoma                      Phase II                  Nycomed in rest of world
                                                         expected 1998
                           Esophageal cancer             NCI, Phase I
                           Bladder cancer                expected 1998(3)
                           Head and neck cancer
                           Pancreatic cancer
                           Ovarian cancer
                                          ATHEROSCLEROSIS    THERAPY

   ANTRIN                  Peripheral                    Phase I                   Pharmacyclics
   Photosensitizer         vascular disease

                                            MACULAR   DEGENERATION

   Lu-Tex                  Age-related                   Preclinical               Alcon
   Photosensitizer         macular
                           degeneration

                                            DIAGNOSTIC    IMAGING

   GADOLITE                Oral MRI contrast agent       FDA approvable letter     E-Z-EM in Europe and
                           for abdomen and               received December 1996    North America,
                           pelvis                                                  Pharmacyclics in rest of
                                                                                   world

--------------------------------------------------------------------------------

(1) As used in this Prospectus, "Preclinical" means testing on animal models for indications of safety and efficacy prior to the initiation of human clinical trials. "Phase I" means initial human clinical trials designed to establish the safety, dose tolerance and sometimes pharmacokinetics of a compound. "Phase I/II" means initial human clinical trials designed to establish the safety, dose tolerance and, sometimes, pharmacokinetics of a compound and which are, in contrast to Phase I clinical trials, performed with patients with the targeted disease. "Phase II" means human clinical trials designed to establish safety, optimal dosage and preliminary activity of a compound. "Phase III" means human clinical trials designed to lead to accumulation of data sufficient to support an NDA, including data as to efficacy. "FDA approvable letter" means that the FDA has deemed the drug capable of registration for commercial use provided that certain issues relating to product formulation, stability and manufacturing can be resolved to the agency's satisfaction.

(2) Nine separate clinical trials are being sponsored by the NCI for these cancer indications, which the Company expects to be initiated during 1998.

(3) The NCI intends to sponsor at least five separate clinical trials for these cancer indications, which the Company expects to be initiated in the second half of 1998.

  CANCER THERAPY

     Gd-Tex for Radiation Sensitization of Cancer

     Radiation therapy of cancer is based upon the destruction of cancer cells through exposure to relatively high dosages of externally applied radiation. While cancer cells are somewhat more sensitive to radiation exposure than healthy tissues, radiation therapy will have toxic effects on healthy tissue surrounding the tumor because the energy cannot be adequately targeted. The ability to preferentially target and destroy cancerous regions is largely limited to shielding, using lead blocks, on regions adjacent to the tumor. The Company's preclinical studies indicate that Gd-Tex both localizes preferentially in tumors and increases the local destructive effect of radiation therapy in those targeted tissues. Gd-Tex uptake in tumors occurs within minutes of administration and persists for hours, effectively localizing the effect of the drug to the tumor. Once localized, Gd-Tex absorbs free electrons generated during irradiation, effectively prolonging and magnifying the destructive action of highly reactive hydroxyl free radicals. These free radicals are cytotoxic and destroy the surrounding cancerous tissue. In preclinical studies, animals receiving Gd-Tex in conjunction with radiation therapy had enhanced tumor response rates as compared to the control group receiving equivalent doses of radiation therapy alone. Preclinical studies further indicate that Gd-Tex increases the effect of radiation therapy at the tumor site, with no increased damage to surrounding healthy tissues. An additional feature of Gd-Tex is that it is detectable by MRI scanning, providing an ongoing method of monitoring its biolocalization in patients.

     The Company initially intends to seek FDA approval of Gd-Tex for treatment of patients with brain metastases who are receiving radiation therapy. Brain metastases occur in approximately 15% to 20% of all cancer patients, often in patients with primary lung or breast cancer, and are usually treated with radiation therapy delivered to the whole brain. The median survival of patients with brain metastases is about four months. Patients with brain metastases develop devastating complications, including severe pain, seizures, paralysis, blindness and impaired cognitive function. Radiation therapy for treatment of brain metastases is performed on approximately 170,000 patients per year in the United States and is intended to prevent or reduce these complications. The Company believes that Gd-Tex could eventually be used in many other tumor types and clinical situations requiring radiation therapy.

     Clinical Status. The Company has completed a Phase I clinical trial of Gd-Tex in 41 patients with advanced cancer who received radiation therapy. This trial was designed to determine the maximally-tolerated single dose ("MTD") of the drug, with reversible renal toxicity being the dose-limiting toxicity. Biolocalization of Gd-Tex in lung cancer, breast cancer and other tumors has been confirmed using MRI. The Company is currently conducting the Phase II portion of an international multicenter Phase I/II clinical trial to evaluate the safety and efficacy of Gd-Tex in cancer patients receiving radiation therapy for treatment of brain metastases. In October 1997, the results of the completed Phase Ib dose-escalation portion of the study were reported at ASTRO. This trial consisted of 39 patients with brain metastases who received 10 daily intravenous injections of Gd-Tex, each followed by whole-brain radiation therapy. Of the 39 patients, 26 had lung cancer, six had breast cancer, four had melanoma and three had other cancers as their primary tumors. The dose-limiting toxicity for this multi-dose regimen was reversible elevation of liver enzymes. There were no significant infusion-related toxicities. MRI scans showed selective accumulation of Gd-Tex in brain metastates but not in normal brain tissue. An intent to treat survival analysis was performed in which low and higher drug dose groups were compared. Although this trial was not designed to demonstrate efficacy, patients receiving higher doses of Gd-Tex were found to have statistically significant increases in median survival compared to patients receiving lower doses of Gd-Tex. As of December 15, 1997, the Company had enrolled 15 of up to 20 patients in the Phase II portion of this trial, which is designed to evaluate safety and response rate in a uniform group of patients. Although this Phase I/II trial was not a prospective randomized trial, the Company plans to use the results of this Phase I/II trial as the basis for a randomized Phase III trial of Gd-Tex that is expected to begin in 1998.

     In parallel with the Company's studies in brain metastases, the NCI has agreed to sponsor nine separate clinical trials of Gd-Tex for additional indications, which the Company expects will begin in 1998 pending institutional review board approval at each site.

      INDICATION                               LOCATION
----------------------    --------------------------------------------------
Primary Brain Tumor       UCLA Medical Center, University of Southern
                          California, Robert Wood Johnson Medical Center
Primary Brain Tumor       NABTT (New Approaches to Brain Tumor Therapy
                          Consortium, comprised of ten centers)
Primary Brain Tumor       University of Chicago
Lung Cancer               University of Pennsylvania, University of Maryland
Lung Cancer               Johns Hopkins University Oncology Center
Head and Neck Cancer      University of Pennsylvania, University of Maryland
Head and Neck Cancer      Johns Hopkins University Oncology Center
Pancreatic Cancer         University of Pittsburgh
Pancreatic Cancer         Johns Hopkins University Oncology Center

     Gd-Tex for Chemosensitization of Cancer

     The Company is conducting preclinical studies with Gd-Tex as a chemosensitizer for use in conjunction with certain cytotoxic chemotherapy agents. Cytotoxic chemotherapy destroys cancer cells by interfering with their metabolism, protein synthesis or cell division. Because these agents are not tissue-selective, cancer chemotherapy agents produce serious or life-threatening side effects which compromise quality of life and increase the cost of management of patients with cancer. Preclinical studies conducted by the Company and its collaborators indicate that Gd-Tex increases the activity of certain chemotherapy agents in tumors. This effect is believed to be related to Gd-Tex's ability to stabilize cytotoxic free radicals produced by certain chemotherapy agents, such as bleomycin and doxorubicin. Gd-Tex's selective uptake in tumors potentiates the activity of cancer chemotherapy agents in tumor cells but not in normal tissues, thereby increasing the therapeutic margin. In preclinical studies, animals receiving Gd-Tex and chemotherapy with either bleomycin or doxorubicin had enhanced tumor responses and survival rates as compared to control groups receiving equivalent doses of chemotherapy alone.

     LUTRIN for Photodynamic Therapy of Cancer

     Photodynamic therapy is a minimally invasive treatment in which a photosensitizing drug that localizes to diseased tissue is injected into the body and then activated with light energy. To date, photodynamic therapy has been approved for the treatment of superficial or small lesions because existing photosensitizers have been unable to absorb light capable of penetrating deeply into tissues. LUTRIN, the Company's lutetium texaphyrin drug, is activated by light of 720-760 nanometers, wavelengths that are optimal for penetrating through tissue, blood and skin pigmentation such as melanin. After absorbing light of this wavelength, LUTRIN becomes activated to a higher energy state generating singlet oxygen, a highly cytotoxic molecule. Preclinical studies indicate that LUTRIN selectively localizes in a variety of cancers. LUTRIN is a synthetic, well-characterized molecule that is water soluble and is relatively rapidly cleared from the body, reducing potential toxicity. Because of its relatively rapid clearance from normal tissue, it is possible to treat the patient within a few hours of drug administration, providing an advantage over current photodynamic therapies, which generally require 48 hours or longer prior to treatment.

     The Company's LUTRIN program is focused on drug development and relies on third parties for manufacture and supply of light sources and delivery devices. In October 1997, the Company entered into an agreement with Nycomed, which acquired sales and marketing rights to LUTRIN for cancer indications outside the United States, Canada and Japan. In return for these rights, the Company received an up front licensing fee and is to receive future payments based on achievement of regulatory milestones and royalties on LUTRIN sales. See
"-- Research, Clinical Development and Marketing Collaborations" and
"-- Manufacturing and Suppliers -- Photodynamic Therapy Light Production and Delivery Devices."

     The Company intends initially to seek FDA approval for the use of LUTRIN in photodynamic therapy for patients with invasive surface cancers that are accessible to externally applied light, such as recurrent breast cancer (involving the skin or subcutaneous tissue) and melanoma. These diseases affect more than 40,000 patients per year in the United States. Additional indications for the use of LUTRIN include internal cancers such as cancer of the lung, esophagus, colon, rectum, prostate, head and neck region and genitourinary tract.

     Clinical Status. The Company presented results from its completed Phase I clinical trial of LUTRIN for the photodynamic treatment of advanced local or metastatic cancer accessible to externally applied light at the ASCO meeting in May 1997. Of the 35 patients enrolled in this dose escalation study, 16 had breast cancer, seven had melanoma and 12 had other types of tumors. Patients received a rapid intravenous injection of LUTRIN, followed three to eight hours later by illumination of the tumors with light. Within the treated group, 73 breast cancer lesions were evaluated, with a total per lesion response rate of 64%, comprised of a 46% complete response (defined as complete disappearance of the tumor) and 18% partial response (defined as greater than 50% reduction in tumor size) in this early-stage trial which was not designed to measure efficacy. Among melanoma patients, 45 lesions were evaluated; a complete response was achieved in 29% and a partial response was achieved in 20%, for a total response rate of 49%. A drug dose response effect was observed. Nineteen lesions were evaluated in six patients treated at the MTD. Fifteen of the lesions underwent a complete response and two achieved a partial response. Of the six patients treated at the maximum tolerated dose, all of whom had breast cancer, four had a complete response and one had a partial response. The overall clinical response rates, determined by evaluating the response of all the treated lesions in each patient, was 50% with 17% complete and 33% partial responses. In breast cancer, the corresponding overall clinical response rates were 60%, with 27% complete and 33% partial responses. The dose-limiting toxicity was pain at the treatment site during light illumination, which occurred at the highest doses administered. At the highest dosage level, some patients experienced dysesthesia (burning or numbness) in areas exposed to light, such as the fingertips. There were no systemic toxicities and no significant skin phototoxicities.

     The responses observed in melanoma patients are of particular interest because other photosensitizers have failed to be effective in that tumor type. Melanoma cells contain the pigment melanin, which prevents light of less than 700 nanometers from penetrating into tissue where it can activate the photosensitizer. Furthermore, LUTRIN's ability to be activated by light of such wavelengths suggests that it could be possible to treat people with darkly pigmented skin who have not traditionally been candidates for photodynamic therapy of surface tumors. The Company recently commenced a multicenter Phase II clinical trial in patients with recurrent breast cancer to the chest wall. This trial is designed to optimize drug dose and light dose and provide indications of efficacy. In certain patients entered into the trial with large tumors, pain at the treatment site has been observed. Pain appears to be related to the size of the area being treated and has been controlled by narcotics and sedation. The Company intends to initiate Phase II trials in recurrent melanoma in early 1998. In parallel with the Company's clinical studies in recurrent breast cancer to the chest wall and recurrent melanoma, the NCI intends to sponsor a minimum of five separate clinical trials of LUTRIN for additional indications including cancer of the bladder, esophagus, head and neck region, pancreas and ovary. These studies are expected to begin in the second half of 1998.

  ATHEROSCLEROSIS THERAPY

     ANTRIN for Photoangioplasty of Atherosclerosis

     Preclinical studies conducted by the Company and its collaborators have demonstrated that texaphyrins also localize to atherosclerotic plaque. Preclinical studies have also indicated that following intravenous administration of ANTRIN, the Company's lutetium texaphyrin drug, intravascular exposure of atherosclerotic plaque to 732-nanometer light delivered through a catheter resulted in elimination of the plaque without damage to the endothelium using a technique which the Company refers to as photoangioplasty. The Company believes that these results suggest that photoangioplasty of atherosclerosis with ANTRIN has the potential to eliminate or reduce plaque without complications such as thrombosis and restenosis. Additional preclinical studies further indicated that photoangioplasty of atherosclerosis with ANTRIN could be used to treat diffuse atherosclerosis over long segments of blood vessels, which is not possible with other currently available techniques. ANTRIN's selective localization in plaque and relatively rapid clearance from blood may provide advantages for its application in the treatment of atherosclerosis. The Company also believes that photoangioplasty with ANTRIN has potential use in peripheral vascular disease, coronary artery disease and in the treatment of restenosis. The Company recently initiated a Phase I clinical trial at Stanford University Medical Center for the use of ANTRIN in the photoangioplasty of peripheral vascular disease. This Phase I dose-escalation trial will enroll up to 30 patients to assess the safety of ANTRIN.

  AGE-RELATED MACULAR DEGENERATION THERAPY

     The Company and its collaborators have conducted preclinical studies with Lu-Tex in ARMD. These studies have indicated that Lu-Tex selectively damages abnormal retinal capillaries following activation by light of an appropriate wavelength. The Company entered into a development agreement with Alcon, a leading ophthalmic products company, whereby Alcon will conduct all further preclinical and clinical development, regulatory submissions and sales and marketing of Lu-Tex for the treatment of ARMD. The Company expects Alcon to commence Phase I studies in 1998.

  DIAGNOSTIC IMAGING AGENT

     The Company's oral MRI contrast agent, GADOLITE, is not a texaphyrin, but is based on a patented compound and is used for imaging the gastrointestinal tract in patients undergoing MRI procedures of the abdomen or the pelvis. GADOLITE contains gadolinium sodium aluminosilicate suspended in an aqueous, orange-flavored oral formulation designed to fill the bowel uniformly.

     The Company submitted an NDA for GADOLITE in September 1995, based upon two multicenter controlled Phase III studies in patients receiving MRI scans for known or suspected diseases of the abdomen or pelvis. The Company received an approvable letter in December 1996 requiring the Company to conduct additional product manufacturing and product stability studies. The Company is in the process of addressing these issues, and expects to require at least 18 months to resolve before GADOLITE can be successfully manufactured and marketed. There can be no assurance that the FDA will decide that the NDA satisfies the criteria for approval. In 1996, the Company received approval from the Medicines Control Agency to market GADOLITE in the United Kingdom. The Company will not market GADOLITE in Europe until all issues with the product are resolved with the FDA. Although the process for regulatory approval in Western Europe is similar to that in the United States, there are numerous and sometimes unique risks associated with the approval of a marketing authorization in Europe. There can be no assurance that authorization to market GADOLITE in other member states would be granted under the European Union's mutual recognition procedure.

     Data obtained from preclinical studies and clinical trials of the Company's products under development are not necessarily indicative of results that will be obtained from subsequent studies or clinical trials, and such data are susceptible to varying interpretations which could delay, limit or prevent further development or regulatory approval.

RESEARCH, CLINICAL DEVELOPMENT AND MARKETING COLLABORATIONS

     The Company relies on relationships with third parties to augment certain research, clinical development, process development, manufacturing, sales and marketing functions. In the photodynamic therapy field, the Company has used outside collaborations for development of light sources and delivery devices for use in preclinical studies and clinical trials while focusing on development of its proprietary photosensitizing products. The Company retains marketing rights to Gd-Tex and ANTRIN worldwide and to LUTRIN in the United States, Canada and Japan.

     Nycomed Collaboration. In October 1997, the Company entered into an agreement with Nycomed, which acquired exclusive sales and marketing rights to LUTRIN for cancer indications in all markets excluding the United States, Canada and Japan. In exchange for these rights, Nycomed has agreed to pay the Company up to approximately $14.0 million in license fees and cost reimbursement (based upon an agreed budget), milestone payments and development cost subsidies related to the initial cancer indications for LUTRIN to be developed by the Company and Nycomed, in each case subject to attainment of certain development, clinical or commercialization milestones. Approximately $14.0 million in additional milestone payments and cost reimbursement (assuming similar costs and agreement upon a similar budget) may be paid by Nycomed during the course of development for subsequent cancer indications, if such indications are successfully completed. Nycomed has agreed to bear a portion of the device and clinical development costs required for regulatory submission for product approval in the United States, which information will then be used as a basis for approvals in Europe. Each company will make regulatory submissions in its own marketing territories. Pharmacyclics is required to supply bulk drug substance through its manufacturing collaboration with Celanese and Nycomed intends to produce finished product for its and Pharmacyclics' use in its plant in Puerto Rico.

     Alcon Collaboration. In December 1997, the Company entered into an evaluation and license agreement with Alcon Pharmaceuticals, Ltd. under which its affiliate Alcon acquired worldwide marketing rights to Lu-Tex for ophthalmology indications. Alcon, a wholly-owned subsidiary of Nestle S.A., is a global leader in the research, development, manufacturing and marketing of ophthalmic products. Under the terms of the agreement, the Company received an upfront fee to evaluate Lu-Tex for ophthalmology indications for a specified time period (which contemplates completion of a Phase I clinical trial), and if the evaluation is successful, the Company will receive an additional license fee, payments upon completion of certain milestones and royalty payments on product sales. Alcon will conduct and bear all costs for world-wide development and commercialization of Lu-Tex for ophthalmology indications, as well as costs for regulatory submissions, until the termination of the Agreement. Pharmacyclics is required to supply bulk drug substance through its manufacturing collaboration with Celanese and Alcon will be responsible for formulation and packaging.

     National Cancer Institute Collaboration. In April 1997, the Decision Network Committee of the NCI Division of Cancer Treatment, Diagnosis and Centers voted unanimously to sponsor and fund clinical development of both Gd-Tex as a radiation sensitizer and LUTRIN as a photosensitizer for cancer treatment. This cooperative research and development agreement provides for the NCI and the Company to jointly select clinical trials which will be conducted at leading medical centers for various types of cancer. For Gd-Tex, nine separate clinical trials are planned for treatment of brain tumors, head and neck cancers, and cancers involving the lung, pancreas and prostate. For LUTRIN, the NCI intends to sponsor a minimum of five separate Phase I clinical trials, and to date, has requested Phase I proposals from potential clinical sites for the treatment of esophageal, bladder, head and neck, pancreatic and ovarian cancers. The Company believes that these NCI-sponsored trials will supplement its own clinical development efforts for both Gd-Tex and LUTRIN. Although the trials will be conducted by third parties, the Company will need to provide clinical supplies of its drug and it intends to monitor the progression and results of these trials.

     The University of Texas Agreements. The Company collaborates with and sponsors research and development programs at UT Austin, through a group under the direction of Jonathan Sessler, Ph.D., Professor of Chemistry at UT, to extend its research capabilities in the field of expanded porphyrin chemistry. The Company has entered into two license agreements with UT that grant the Company the worldwide, exclusive right to patents or patent applications that relate to or result from (i) research conducted at UT Austin on the use, development and syntheses of expanded porphyrin molecules, and (ii) research conducted at UT Dallas on the incorporation of paramagnetic metals into zeolites for use as MRI contrast agents. These agreements require the Company to pay royalties as a percentage of net sales to UT for products incorporating the licensed technology, including each of the Company's current product candidates. In addition, the Company and UT have entered into sponsored research agreements which expand the products, inventions and discoveries developed by UT to which the Company's license rights apply. In connection with the UT license agreements, the Company also entered into a license agreement with an individual co-inventor of GADOLITE, pursuant to which the

Company has been granted an exclusive royalty-bearing license to manufacture, use and sell certain products that fall within the scope of the UT Dallas license agreement.

     E-Z-EM Marketing, Sales and Distribution Arrangement. In August 1995, the Company entered into an agreement with E-Z-EM, a leading manufacturer and worldwide distributor of oral contrast agents and other products for use in gastrointestinal radiology, for the exclusive marketing and sale of GADOLITE in North America. During fiscal 1997, an additional agreement was signed with E-Z-EM's affiliate, E-Z-EM, Ltd., for marketing, sales and distribution in Europe. The Company and E-Z-EM will share equally in the operating profits from the sale of GADOLITE in these regions, and the Company may also receive premium payments based upon product sales if certain unit sales levels are achieved. During the term of the agreement, E-Z-EM is prohibited from distributing products that are directly competitive with GADOLITE, except for products that had been or were being developed by E-Z-EM as of the date of the Company's agreement with E-Z-EM and that contain certain specified chemical compounds. The agreement may be terminated by E-Z-EM at any time upon six months' notice.

PATENTS AND PROPRIETARY TECHNOLOGY

     The Company believes its success depends upon, among other things, the Company's ability to protect its proprietary position with respect to technology that the Company believes is important to its business. The Company, therefore, aggressively pursues, prosecutes, protects, and defends patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of the Company's technology.

     The Company's patents, patent applications, and licensed patent rights variously cover composition of matter and method of use claims relating to certain compounds and their applications and therapeutic uses. The Company owns or has license rights to 47 issued U.S. patents, eight additional allowed patent applications in the U.S., and 21 other pending U.S. patent applications. The issued U.S. patents expire between 2009 and 2014. The Company is also the owner or licensee of five issued non-U.S. patents (i.e., two patents issued in Europe, two patents issued in Australia, and one patent issued in New Zealand) and 74 pending non-U.S. patent applications filed among Europe, Japan and certain other countries and under the Patent Cooperation Treaty ("PCT") designating all PCT member countries. There can be no assurance that the Company will have continued success in prosecuting its patent applications or that patents will issue in respect of those patent applications. Even if patents are issued and maintained, there can be no assurance that the patents are or will be of adequate scope to benefit the Company, or that any such patents would be upheld as valid and enforceable with respect to third parties.

     Because there are a number of third party patents issued and third party patent applications filed relating to biometallic and expanded porphyrin chemistries, the Company believes there is some risk that current and potential competitors and other third parties have filed or in the future will file applications for, or have received or in the future will receive, patents and will obtain additional proprietary rights relating to similar or even the same compositions, methods, or designs of the Company or its products. It is pertinent, however, that patents and patent applications owned or licensed by the Company cover various aspects, ranging from base compositions, to methods of manufacture, to processes for use and related applications, of the biometallic and expanded porphyrin chemistries peculiar to the Company's products. In any event, if any third party patents include claims that are alleged to be infringed and are upheld as valid and enforceable, the Company could nonetheless be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each of such patents or to redesign its products or processes to avoid infringement. There can be no assurance that any such licenses would be available or, if available, would be on terms acceptable to the Company, or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce patents of the Company, or to protect trade secrets, and could result in substantial cost to, and diversion of efforts by, the Company.

     The Company is aware of several U.S. patents owned or licensed to Schering AG ("Schering") that relate to the use of agents that enhance MRI scans. The Company has obtained an opinion of special patent counsel that the technologies employed by the Company for its imaging product under development and MRI detectable compounds do not infringe the claims of such patents, however, there can be no assurances that Schering would not allege infringement of one or more of those patents. If infringement were alleged, a legal determination of the infringement of any such patents by any Company product having image-enhancing properties could have a material adverse affect on the Company's business. Further, any allegation by Schering of infringement of patent rights by the Company would likely result in significant legal costs and require substantial management resources. Schering has sent communications to the Company suggesting that GADOLITE may infringe certain of such Schering patents. The Company is aware that Schering has asserted patent rights against at least one other company in the contrast agent imaging market and that a number of companies have entered into licensing arrangements with Schering with respect to one or more of such patents. There can be no assurance that the Company would be able to obtain a license from Schering, if required. Even if a license could be obtained, there can be no assurance that the Company would receive commercially reasonable terms.

     The Company also relies upon trade secrets, technical know-how and continuing technological innovation to develop and maintain its competitive position. It is the Company's policy to require its employees, consultants and advisors to execute appropriate confidentiality and assignment-of-inventions agreements in connection with their employment, consulting or advisory relationships with the Company, and each of such persons has executed such type of agreement. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances, and in the case of employees, provide that all inventions attributable to the individual during such employment shall be the exclusive property of the Company. There can be no assurance that these agreements will not be breached, and, in some instances, there may not be any appropriate remedy available to the Company for breach of the agreements. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques, reverse engineer such information and techniques, or otherwise gain access to the Company's proprietary technology, or that the Company can meaningfully protect the rights in unpatented proprietary technology.

MANUFACTURING AND SUPPLIERS

     Pharmacyclics currently uses third-party manufacturers for producing various components of the products being developed by the Company. Except for Gd-Tex, Lu-Tex, LUTRIN and ANTRIN bulk drug substances, which are the subject of a manufacturing and supply agreement with Celanese, and GADOLITE, which has been the subject of a manufacturing and supply agreement with Glaxo, the Company does not have the manufacturing capacity necessary to provide clinical and commercial quantities of the Company's products. Prior to any regulatory approval of the Company's products, the Company intends to negotiate supply agreements with additional manufacturers who will have the ability to manufacture, fill, label and package such additional necessary materials prior to commercial introduction of its products. There can be no assurance that the Company will be able to enter into additional supply agreements on commercially acceptable terms or with manufacturers who will be able to deliver supplies in appropriate quantity and quality to meet commercial demand. Any interruption of supply could have a material adverse effect on the Company's ability to manufacture its products and thus on the ability to commercialize products.

     Hoechst Celanese Agreement. In September 1996, the Company entered into an agreement with Celanese, a manufacturer of chemicals and pharmaceutical intermediates, for the process optimization, scale-up and clinical and worldwide commercial supply of all texaphyrin based products. Under the terms of the agreement, Celanese is obligated to supply drug substance for clinical and commercial use in addition to making a lump sum payment and royalties on sales. There can be no assurance that

Celanese will deliver bulk-drug substance for these products on a timely or commercially attractive basis to the Company.

     Photodynamic Therapy Light Production and Delivery Devices. In connection with its development of LUTRIN and ANTRIN as photosynthesizers, the Company has also engaged in the development of certain light sources and delivery methods, such as lasers and LEDs. The Company has collaborated with Coherent, Inc. and Laserscope, Inc. for the development of lasers that produce 732 nanometer light for use in photodynamic therapy studies. These lasers and light delivery devices were acquired and are still being used in ongoing studies. Coherent participated with the Company in the filing of regulatory documents required for conducting the Company's Phase I clinical trials. The Company has purchased from Quantum LED devices capable of producing the required wavelength of light for use in photodynamic therapy with LUTRIN. The Company has used LED devices in preclinical animal studies, Phase I and Phase II trials. In addition, the Company has acquired from REM cylindrically diffusing light fibers for animal studies and for use in Phase I studies in cardiovascular disease. In October 1997, the Company entered into a development agreement with Diomed under which Pharmacyclics engaged Diomed to develop a diode laser system for use in photodynamic therapy. This effort is intended to provide a basis for the development of a laser diode medical system, which will supplant the more complex and costly dye laser systems currently used in photodynamic therapy programs. In addition, the Company may seek other suppliers of light delivery devices, although there can be no assurance that any agreements will be reached with such suppliers on terms commercially reasonable to the Company, if at all. There also can be no assurance that these devices will be available for commercial use or that regulatory approval for such devices will be obtained.

     Glaxo-Wellcome Supply Agreement. The Company entered into a supply agreement with Glaxo under which Glaxo manufactured clinical quantities of GADOLITE. This agreement is currently subject to termination because of delays in FDA approval and Glaxo's sale of the facility in which the drug had been manufactured. There can be no assurance that the Company will be able to extend or renew the agreement. Moreover, the Company may be forced to change manufacturing sources for GADOLITE, no assurance can be given that such a manufacturing change can be effected without a material adverse effect on the Company's approval and commercialization plans for GADOLITE. See "Risk
Factors -- Limited Manufacturing Experience: Dependence Upon Contract Manufacturers."

COMPETITION

     The development of therapeutic and diagnostic agents for human diseases is intensely competitive. Many different approaches are being developed or have already been adopted into routine use for the management of diseases targeted by the Company.

     Although there are currently no FDA-approved radiation sensitizers or chemosensitizers, the Company expects significant competition in these fields, as the Company believes that one or more companies are developing and testing products which compete directly with the products being developed by the Company. There can be no assurance that these companies will not succeed in developing technologies and products that are more effective than Gd-Tex or that would render the Company's products or technologies obsolete. Moreover, certain existing chemotherapy agents also are used as radiation sensitizers. See "Risk Factors -- Rapid Technological Change and Intense Competition."

     Photofrin(R), a photosensitizer developed by QLT Phototherapeutics, Inc. ("QLT"), has been approved by the FDA for treatment of obstructive cancer of the esophagus and certain types of lung cancer. Photofrin has also received marketing approval in Japan, Canada and certain European countries for various disease indications. The Company is aware of several other photosensitizers in various stages of development for a number of indications. In addition to QLT, other companies are developing products in this area. Some companies developing photodynamic therapy products are developing specialized light delivery devices for such products, which, when integrated with their product offering, may afford them a competitive advantage relative to the Company's strategy of sourcing such devices from third parties.

     Competition in the treatment of atherosclerosis is also intense and currently includes the use of pharmaceutical agents and interventional devices. Various drugs also have been shown to reduce or prevent atherosclerosis by reduction of lipids. Balloon angioplasty is a widely-used and generally accepted technique to reduce the narrowing of vessels by atherosclerosis. Restenosis following angioplasty has been reduced through the use of intravascular stents. The Company believes that photoangioplasty with ANTRIN may provide advantages over these techniques but there can be no assurance that there will be greater acceptance of photoangioplasty over other approaches. Other photosensitizers under development by other companies may prove to be superior to ANTRIN.

     Competition in the treatment of ARMD is substantial and includes the current use of laser photocoagulation. Several other approaches to treatment are being investigated, including the use of other photosensitizers, drugs and biologicals, including anti-angiogenesis agents.

     The Company expects competition in the development of improved oral MRI contrast agents to increase substantially. Gastromark, an iron particle-based oral contrast agent developed by Advanced NMR Systems, Inc. and licensed to Mallinckrodt, Inc., has received approval for commercial sale from the FDA. In addition, there are several oral MRI contrast agents in various phases of human testing in the United States. Although the Company believes that GADOLITE may offer advantages over competing oral MRI contrast agents, there can be no assurance that there will be greater acceptance of GADOLITE over other agents. In addition, to the extent that other diagnostic modalities such as CT and X-ray may be perceived as providing greater value than MRI, any corresponding decrease in the use of MRI would have an adverse effect on the demand for GADOLITE.

     Competition in the industry from pharmaceutical companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than the Company, as well as substantial marketing, manufacturing, financial and managerial resources, and represent significant competition for the Company. Acquisitions of, or investments in, competing pharmaceutical companies by large collaborating partners could increase such competitors' financial, marketing, manufacturing and other resources. There can be no assurance that developments by others will not render the Company's products or technologies noncompetitive or obsolete, or that the Company will be able to keep pace with technological developments or other market factors. Competitors may be developing products that have an entirely different approach or means of accomplishing similar diagnostic, imaging and/or therapeutic effects than products being developed by the Company. These competing products may be safer, more effective and less costly than the products developed by the Company and, therefore, may represent a serious competitive threat to the Company's product offerings.

GOVERNMENT REGULATION

  FDA Regulation and Product Approval

     The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the manufacturing and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate, among other things, research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products.

     The process required by the FDA before the Company's products may be marketed in the U.S. generally involves the following: (i) preclinical laboratory and animal tests; (ii) submission of an IND application which must become effective before clinical trials may begin; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in its intended indication; and (iv) FDA approval of an NDA. If the pharmaceutical or compound utilized in the product has been previously approved for use in another dosage form, then the approval process is similar, except that certain preclinical toxicity tests normally required for the IND may be avoidable. The testing and approval process requires substantial time, effort, and financial resources and there can be no assurance that any approval will be granted on a timely basis, if at all.

     Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns or questions about the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials. Further, each clinical study must be reviewed and approved by an independent Institutional Review Board at the medical center proposing to conduct the clinical trials.

     Human clinical trials are typically conducted in three sequential phases which may overlap. Phase I involves the initial introduction of the pharmaceutical into healthy human subjects or patients where the product is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. Phase II involves studies in a limited patient population to (i) identify possible adverse effects and safety risks, (ii) determine the efficacy of the product for specific, targeted indications, and (iii) determine dosage tolerance and optimal dosage. When Phase II evaluations demonstrate that the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

     In the case of products for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such studies may provide evidence of efficacy traditionally obtained in Phase II trials. These trials are frequently referred to as "Phase I/II" trials. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of the Company's product candidates. Furthermore, the FDA, or the sponsor, may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once issued, a product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

     On November 21, 1997, President Clinton signed into law The Food and Drug Administration Modernization Act of 1997. That act codified FDA's policy which allowed for "Fast Track" approval for cancer therapies and other therapies intended to treat severe or life-threatening diseases. Previously, cancer therapies have been approved primarily on the basis of data regarding patient survival rates and/or improved quality of life. Evidence of partial tumor shrinkage, while often part of the data relied on for approval, was considered insufficient by itself to warrant approval of a cancer therapy, except in limited situations. Under the FDA's new policy, which becomes effective on February 19, 1998, the FDA has broadened authority to consider evidence of partial tumor shrinkage or other clinical outcomes for approval. This is intended to make it easier to study cancer therapies and shorten the total time for marketing approvals; however, it is too early to tell what effect these provisions may actually have on product approvals.

     In addition to the drug approval requirements applicable to the Company's LUTRIN product for photosensitization of certain cancers and ANTRIN for photoangioplasty of atherosclerosis, the Company will also need to obtain FDA approval for the laser and associated light delivery devices used in such treatments. Such device approval requires additional submissions both by the Company and by the manufacturers of such devices, must include clinical data obtained from the use of such devices with LUTRIN or ANTRIN, and may result in additional delays or difficulties in obtaining approval for the use of these photosensitizers. Manufacturers of such light delivery devices currently are under no obligation to the Company to file or pursue such applications.

     Satisfaction of the above FDA requirements, or similar requirements of state, local, and foreign regulatory agencies, typically takes several years and the time needed to satisfy them may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. The effect of government regulation may be to delay or to prevent marketing of potential products for a considerable period of time and to impose costly procedures upon the Company's activities. There can be no assurance that the FDA or any other regulatory agency will grant approval for any products being developed by the Company on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, even if regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Delay in obtaining, or failure to obtain, regulatory approvals would have a material adverse effect on the Company's business. Marketing the Company's products abroad will require similar regulatory approvals and is subject to similar risks. In addition, the Company is unable to predict the extent of adverse government regulations that might arise from future U.S. or foreign governmental action.

     Any products manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and certain state agencies for compliance with GMP, which impose certain procedural and documentation requirements upon the Company and its third party manufacturers.

     Drug labeling and promotion activities are subject to scrutiny by the FDA and, in certain instances, the Federal Trade Commission. The FDA has actively enforced regulations the prohibiting the marketing of products for unapproved uses. Under the new FDA Modernization Act of 1997 promoting a drug for an unapproved indication will be permitted in certain circumstances, but is subject to very stringent requirements. The Company and its products are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder the Company's ability to market its products in those states or localities. The Company is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations now or in the future.

     The FDA's policies may change and additional government regulations may be promulgated which could prevent or delay regulatory approval of the Company's potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations which could have a material adverse effect on the Company's business. The Company is unable to predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the U.S. or abroad.

     Manufacturers of drugs also are required to comply with the applicable GMP regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA, including unannounced inspection, and must be licensed before they can be used in commercial manufacturing of the Company's products. There can be no assurance that the Company or its present or future suppliers will be able to comply with the applicable GMP regulations and other FDA regulatory requirements.

     The Company may elect to seek approval of Gd-Tex and LUTRIN under the "Fast Track" provisions of the FDA Modernization Act of 1997. Significant uncertainty exists as to the extent to which such provisions will result in accelerated review and approval. Further, the FDA has not made available any information with respect to the "Fast Track" provisions, retains considerable discretion to determine eligibility for "Fast Track" review and approval. Accordingly, the FDA could employ such discretion to deny eligibility of Gd-Tex or LUTRIN as a candidate for "Fast Track" review or to require additional clinical trials or other information before approving either product. A determination that Gd-Tex or LUTRIN is not eligible for "Fast Track" review or delays and additional expenses associated with generating a response to any such request for additional trials could have a material adverse effect on the Company.

     The Company submitted an NDA for GADOLITE in September 1995 and received an "approvable" letter in December 1996 which included a number of issues that must be addressed by the Company. The Company is in the process of addressing these issues, which also require resolution of current manufacturing uncertainties relating to GADOLITE and which are expected to require at least 18 months to resolve before GADOLITE can be successfully manufactured and marketed. There can be no assurance that the FDA will decide that the NDA satisfies the criteria for approval. In addition, in June 1996 the Company filed an MAA with the Medicines Control Agency in the United Kingdom for authorization to market GADOLITE in Europe. The Company will not market GADOLITE in Europe until all issues with the product are resolved with the FDA. Although the process for regulatory approval in Western Europe is similar to that in the United States, there are numerous and sometimes unique risks associated with the approval of an MAA. There can be no assurance that authorization to market GADOLITE in other member states would be granted under the European Union's mutual recognition procedure. See "Risk Factors -- Limited Manufacturing Experience; Dependence Upon Contract Manufacturers."

  International Regulation

     In order for Pharmacyclics to market its products abroad, the Company must obtain required regulatory approvals and clearances and otherwise comply with extensive regulations regarding safety and manufacturing processes and quality. These regulations, including the requirements for approvals or clearance to market and the time required for regulatory review, vary from country to country. There can be no assurance that the Company will obtain regulatory approvals in foreign countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. Delays in receipt of approvals to market the Company's products, failure to receive these approvals or the future loss of previously received approvals could have a material adverse effect on the Company's business, financial condition, and results of operations. The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA approval, and the requirements may differ.

     The European Community has promulgated rules requiring that medical device products receive by mid-1998 the right to affix the "CE" mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to market a laser or other light delivery device for the Company's LUTRIN or ANTRIN products in Europe, such CE mark must be obtained, and there can be no assurance that the Company or its suppliers will be successful in meeting the certification requirements.

EMPLOYEES

     As of November 30, 1997, the Company had 54 employees, six of whom are part-time. Forty-five of its employees are dedicated to research, development, manufacturing, quality assurance and quality control, regulatory affairs, or preclinical testing and clinical trials. Fourteen of the Company's employees have an M.D. or Ph.D. degree.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Executive officers and directors of the Company, and their ages as of November 30, 1997, are as follows:

             NAME                    AGE                              POSITION
------------------------------   -----------   ------------------------------------------------------
Richard A. Miller, M.D........       46        President, Chief Executive Officer and Director
William C. Dow, Ph.D. ........       42        Vice President, Chemical Research and Development
Michael J. Hensley, M.D. .....       52        Vice President, Regulatory and Quality Affairs
Leiv Lea......................       44        Vice President, Finance and Administration
Marc L. Steuer................       50        Vice President, Business Development and Chief
                                                 Financial Officer
Thomas D. Kiley...............       54        Director
Joseph S. Lacob(1)............       41        Director
Patrick F. Latterell(1)(2)....       39        Director
Joseph C. Scodari.............       44        Director
Craig C. Taylor(1)(2).........       47        Director

------------------------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

     Dr. Richard A. Miller has served as President, Chief Executive Officer and a Director since the Company was founded in April 1991. In 1984, Dr. Miller co-founded IDEC Pharmaceuticals Corporation, a public biotechnology company, where he served as Vice President and a Director until February 1992. In 1989, Dr. Miller co-founded CellPro, Inc. ("CellPro"), a public biotechnology company, and served as a Director of CellPro from 1989 to 1991, and Chairman of CellPro's Scientific Advisory Board until 1993. Dr. Miller also is a Clinical Professor of Medicine (Oncology) at Stanford University Medical Center. Dr. Miller received his M.D., summa cum laude, from the State University of New York Medical School and is board certified in both Internal Medicine and Medical Oncology.

     Dr. William C. Dow has served as Vice President, Chemical Research and Development since February 1993 and previously as Senior Director, Chemical Research and Development from July 1992 to February 1993. From 1987 to 1992, he was employed by Salutar, Inc., a pharmaceutical company involved in research and development of MRI contrast agents, where he held positions of increasing responsibility in discovery and chemical development of contrast agents, last serving as Director, Chemical Development and Manufacturing. Dr. Dow holds B.S. and M.S. degrees in Chemistry from Stanford University and a Ph.D. in Chemistry from the California Institute of Technology.

     Dr. Michael J. Hensley has served as Vice President, Regulatory and Quality Affairs since October 1997. From 1992 through September 1997, he served as Director, Regulatory Affairs and as Senior Director, Drug Safety and Clinical Quality Assurance at Chiron Corporation, a biotechnology company. Dr. Hensley was employed by the FDA five years where he played a key role in the implementation of good clinical practice and adverse event reporting regulations. Dr. Hensley received his M.D. degree from the Bowman Gray School of Medicine in 1970. He is board certified in pediatrics.

     Leiv Lea has served as Vice President, Finance and Administration since December 1997. From September 1996 through November 1997, he served as a financial consultant for high technology companies and was Acting Chief Financial Officer for Global Village Communications, Inc. From 1987 through June 1996 he served as Vice President and Chief Financial Officer of Margaux, Inc., a public company that manufactured refrigeration equipment. Mr. Lea received a B.S. degree in Agricultural Economics from the University of California, Davis and an M.B.A. from the University of California, Los Angeles.

     Marc L. Steuer has served as Chief Financial Officer and Vice President, Business Development since November 1994. From April 1992 to November 1994, he was Executive Vice President, Business Development and Commercial Affairs for SciClone Pharmaceuticals, Inc., a biotechnology company, and also served as its Chief Financial Officer. From 1985 to 1992, Mr. Steuer served in a variety of roles in the Pilkington Visioncare Group ("PVG"), which developed, manufactured and distributed medical devices, pharmaceuticals and equipment for the ophthalmic field. His positions at PVG included General Manager, Ventures and Licensing and Chief Financial Officer. Mr. Steuer received his M.S. and B.S. degrees in Electrical Engineering from Columbia University and an M.B.A. from New York University.

     Thomas D. Kiley was elected as a director of the Company in June 1991. He has been self-employed since 1988 as an attorney, consultant and investor. From 1980 to 1988, he was an officer of Genentech, Inc., serving variously as Vice President and General Counsel, Vice President for Legal Affairs and Vice President for Corporate Development. Mr. Kiley is also a director of Cardiogenesis Corporation, Geron, Inc. and Connective Therapeutics, Inc., and certain private biotechnology and other companies. Mr. Kiley received a B.S. in Chemical Engineering from Pennsylvania State University and a J.D. from George Washington University.

     Joseph S. Lacob was elected as a director of the Company in June 1991. He is a General Partner of Kleiner Perkins Caufield & Byers, a venture capital investment firm, which he joined in 1987. Mr. Lacob is currently Chairman of the Board of CellPro, Inc. and Microcide Pharmaceuticals, Inc. and a director of Heartport, Inc., as well as several private life science companies. Mr. Lacob holds a B.S. in Biochemistry from the University of California, Irvine, an M.S. in Public Health from the University of California, Los Angeles and an M.B.A. from Stanford University.

     Patrick F. Latterell was elected as a director of the Company in June 1991. He is a General Partner of Venrock Associates and Venrock Associates II, L.P., venture capital investment groups, which he joined in April 1989. Mr. Latterell is currently a director of Biocircuits Corporation, Vical, Inc. and several private biomedical companies. Mr. Latterell holds S.B. degrees in Biological Sciences and Economics from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

     Joseph C. Scodari was elected as a director of the Company in December 1994. He is President and Chief Operating Officer of Centocor, Inc., a biotechnology company. Prior to joining Centocor, he was Senior Vice President and General Manager, North American Ethicals for Rhone-Poulenc Rorer Pharmaceuticals, Inc., a pharmaceutical company, where he held various positions from 1989. From 1987 to 1989, Mr. Scodari was Executive Vice President of Sterling Drug's U.S. Diagnostic Imaging Division, where he held responsibilities for all marketing and sales and business development activities for Sterling's imaging agent business. Mr. Scodari received a B.S. in Political Science from Youngstown State University.

     Craig C. Taylor was elected as a director of the Company in June 1991. He is a General Partner of AMC Partners 89, L.P., the general partner of Asset Management Associates 1989, L.P., a private venture capital partnership. Mr. Taylor has been with Asset Management Company, a venture management group, since 1977. Mr. Taylor is a Director of Metra Biosystems, Inc., Lynx Therapeutics, Inc. and several private companies. Mr. Taylor holds B.S. and M.S. degrees in Physics from Brown University and an M.B.A. from Stanford University.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Common Stock as of November 30, 1997 by: (i) all persons known to the Company to be beneficial owners of five percent (5%) or more of the Company's Common Stock, (ii) each director, (iii) each executive officer and (iv) all directors and executive officers as a group. The number of shares beneficially owned by each director or executive officer is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Shares of Common Stock subject to convertible securities that are currently exercisable or convertible or which will become exercisable or convertible within 60 days of November 30, 1997 are deemed to be beneficially owned by the person holding such convertible security for computing the percentage ownership of such person, but are not treated as outstanding for computing the percentage of any other person. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based upon such information furnished by such owners, have sole investment power with respect to such shares, subject to community property laws where applicable.

                                                                           PERCENTAGE
                                                                           OF SHARES
                                                    NUMBER OF       BENEFICIALLY OWNED(1)(2)
                                                      SHARES       --------------------------
                                                    BENEFICIALLY   PRIOR TO         AFTER
                BENEFICIAL OWNERS                     OWNED        OFFERING      OFFERING(13)
--------------------------------------------------  ----------     ---------     ------------
Richard A. Miller, M.D.(3)........................    612,343          5.8%           5.0%
Quantum Partners LDC(4)...........................    600,000          5.9            5.0
  Kaya Flamboyan 9
  Willemstad
  Curacao, Netherlands Antilles
Joseph S. Lacob(5)................................    159,025          1.6            1.3
Patrick F. Latterell(6)...........................     80,014            *              *
Thomas D. Kiley(7)................................    170,075          1.7            1.4
Craig C. Taylor(8)................................    216,288          2.1            1.8
Joseph C. Scodari(9)..............................     26,667            *              *
Marc L. Steuer(10)................................    228,334          2.2            1.9
William C. Dow, Ph.D.(11).........................    161,001          1.6            1.3
Michael J. Hensley, M.D...........................         --           --             --
Leiv Lea..........................................         --           --             --
All executive officers and directors as a group
  (10 persons)(12)................................  1,653,747         15.0           13.0

------------------------------
  *  Less than 1%.

 (1) Percentage of beneficial ownership is calculated assuming 10,195,378 shares of Common Stock were outstanding as of November 30, 1997. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of November 30, 1997, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

 (2) This table is based upon information supplied to the Company by executive officers, directors and principal stockholders. The address of each officer and director identified in this table is that of the Company's executive offices, 995 East Arques Avenue, Sunnyvale, CA 94086. Unless otherwise indicated in the footnotes to this table and subject to applicable community property laws, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by it or him.

 (3) Includes 13,334, 13,334, and 279,008 shares held in trust for Jordan Andrew Miller, Jared David Miller and the Miller-Horning Family Trust, respectively. Also, includes options exercisable for 306,667 shares within 60 days of November 30, 1997.

 (4) Excludes 24,500 shares held by Quasar International Partners C.V. Soros Fund Management LLC may be deemed the beneficial owner of the shares held by each of Quantum Partners LDC and Quasar International Partners C.V.

 (5) Includes options exercisable for 20,000 shares. Also includes 17,100 (including warrants for 17,100 shares) held by persons and entities affiliated with Kleiner Perkins Caufield & Byers V ("Kleiner Perkins"), as to which shares Mr. Lacob disclaims beneficial ownership.

 (6) Includes 59,940 shares held in trust by the Patrick Latterell Living Trust and options exercisable for 20,000 shares. Also includes 74 shares held by persons and entities affiliated with Venrock Associates ("Venrock"), as to which shares Mr. Latterell disclaims beneficial ownership.

 (7) Includes 150,075 shares held in the Kiley Revocable Trust, Thomas D. Kiley, TEE, Nancy L. Kiley, TEE. Also, includes options exercisable for 20,000 shares within 60 days of November 30, 1997.

 (8) Includes options exercisable for 20,000 shares. Also includes 111,096 shares (including warrants for 13,516 shares) held by persons and entities affiliated with Asset Management Associates 1989, L.P. ("Asset Management"), as to which shares Mr. Taylor disclaims beneficial ownership.

 (9) Represents options exercisable for 26,667 shares.

(10) Represents options exercisable for 176,150 shares.

(11) Includes options exercisable for 101,802 shares.

(12) Includes options and warrants exercisable for 766,002 and 30,616 shares, respectively. Also includes 111,096 shares held by persons and entities affiliated with Asset Management and 74 shares held by persons and entities affiliated with Venrock. Certain directors may be deemed to be the beneficial owners of such shares, but disclaim such beneficial ownership, as discussed in Notes 5, 6 and 8 above.

(13) Assumes no exercise of the underwriters' over-allotment option.

     To the Company's knowledge, each beneficial owner of more than ten percent of the Company's capital stock filed all reports and reported all transactions on a timely basis with the SEC, the National Association of Securities Dealers, Inc. ("NASD") and the Company.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, Hambrecht & Quist LLC, Cowen & Company and Pacific Growth Equities, Inc. (collectively, the "Underwriters"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock (the "Shares"):

                                                                         NUMBER
                                   UNDERWRITERS                         OF SHARES
            ----------------------------------------------------------  ---------
            Hambrecht & Quist LLC.....................................    787,500
            Cowen & Company...........................................    656,250
            Pacific Growth Equities, Inc..............................    306,250
                                                                          -------
                 Total................................................  1,750,000
                                                                          =======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.70 per share. The Underwriters may allow, and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the Shares, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 262,500 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the Shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company and the Company's directors, officers and certain stockholders who beneficially own an aggregate of approximately 1,296,682 shares of Common Stock have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of Common Stock owned by them during the 90-day period following the effective date of the registration statement. Hambrecht & Quist LLC, in its sole discretion, may release any such shares at any time, without public announcement.

     Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, are acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     Statements in this Prospectus in the penultimate paragraph under the caption "Risk Factors -- Uncertainties Regarding Patents and Proprietary Rights" and in the penultimate paragraph under the caption "Business -- Patents and Proprietary Technology" have been reviewed and approved by Brinks Hofer Gilson & Lione, A Professional Corporation, special patent counsel for the Company, as experts in such matters, and are included herein in reliance upon and review and approval.

     The financial statements of Pharmacyclics, Inc. at June 30, 1996 and 1997, and for each of the three years in the period ended June 30, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                    PAGE
                                                                                    ----
    Report of Independent Accountants.............................................   F-2
    Balance Sheet.................................................................   F-3
    Statement of Operations.......................................................   F-4
    Statement of Cash Flows.......................................................   F-5
    Statement of Stockholders' Equity.............................................   F-6
    Notes to Financial Statements.................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
     and Stockholders of Pharmacyclics, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Pharmacyclics, Inc. (a development stage company) at June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Jose, California
August 22, 1997

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                                   JUNE 30,
                                                            SEPTEMBER 30,     -------------------
                                                                1997           1997        1996
                                                            -------------     -------     -------
                                                             (UNAUDITED)
Current assets:
  Cash and cash equivalents...............................     $21,212        $15,869     $13,950
  Short-term investments..................................       3,025         14,958       8,053
  Prepaid expenses and other current assets...............         202            216         241
                                                               -------        -------     -------
          Total current assets............................      24,439         31,043      22,244
Long-term investments.....................................       9,605          6,103          --
Property and equipment, net...............................       2,296          2,504       2,622
Other assets..............................................          57             57         149
                                                               -------        -------     -------
                                                               $36,397        $39,707     $25,015
                                                               =======        =======     =======

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable........................................     $   830        $ 1,323     $   753
  Accrued liabilities.....................................         298            311         300
  Current portion of capital lease obligations............         559            768         917
                                                               -------        -------     -------
          Total current liabilities.......................       1,687          2,402       1,970
Capital lease obligations.................................         478            530         941
Deferred rent.............................................          69             79         113
                                                               -------        -------     -------
          Total liabilities...............................       2,234          3,011       3,024
                                                               -------        -------     -------
Commitments (Note 6)

Stockholders' equity:
  Preferred stock, $0.0001 par value;
     authorized -- 1,000,000 shares at September 30, 1997,
     June 30, 1997 and 1996; no shares issued and
     outstanding..........................................          --             --          --
  Common stock, $0.0001 par value;
     authorized -- 24,000,000 at September 30, 1997 and
     June 30, 1997 and 12,000,000 at June 30, 1996; shares
     issued and outstanding -- 10,140,287 and 10,102,454
     at September 30, 1997 and June 30, 1997,
     respectively, and 8,549,424 at June 30, 1996.........           1              1           1
  Additional paid-in capital..............................      75,033         74,911      49,948
  Deficit accumulated during development stage............     (40,871)       (38,216)    (27,958)
                                                               -------        -------     -------
          Total stockholders' equity......................      34,163         36,696      21,991
                                                               -------        -------     -------
                                                               $36,397        $39,707     $25,015
                                                               =======        =======     =======

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                          PERIOD FROM
                                       THREE MONTHS                                        INCEPTION
                                      ENDED SEPTEMBER                                    (APRIL 1991)
                                            30,               YEAR ENDED JUNE 30,           THROUGH
                                     -----------------   -----------------------------   SEPTEMBER 30,
                                      1997      1996       1997      1996       1995         1997
                                     -------   -------   --------   -------   --------   -------------
                                        (UNAUDITED)                                       (UNAUDITED)
Revenues:
  License and grant revenues.......  $    --   $    --   $     25   $   301   $     79     $   3,405
                                     --------  -------   --------   --------  --------      --------
Operating expenses:
  Research and development.........    2,765     2,456      9,632     7,641      9,330        39,925
  General and administrative.......      388       637      1,905     1,515        996         6,463
                                     --------  -------   --------   --------  --------      --------
     Total operating expenses......    3,153     3,093     11,537     9,156     10,326        46,388
                                     --------  -------   --------   --------  --------      --------
Loss from operations...............   (3,153)   (3,093)   (11,512)   (8,855)   (10,247)      (42,983)
Interest income....................      532       280      1,480       940        187         3,473
Interest expense...................      (34)      (67)      (226)     (320)      (419)       (1,260)
                                     --------  -------   --------   --------  --------      --------
Loss before income taxes...........   (2,655)   (2,880)   (10,258)   (8,235)   (10,479)      (40,770)
Provision for income taxes.........       --        --         --        --         --          (101)
                                     --------  -------   --------   --------  --------      --------
Net loss...........................  $(2,655)  $(2,880)  $(10,258)  $(8,235)  $(10,479)    $ (40,871)
                                     ========  =======   ========   ========  ========      ========
Net loss per share (Note 1)........  $ (0.26)  $ (0.34)  $  (1.11)  $ (1.05)  $  (1.65)
                                     ========  =======   ========   ========  ========
Weighted average common and common
  equivalent shares (Note 1).......   10,117     8,552      9,264     7,815      6,353

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                            THREE MONTHS ENDED                                                PERIOD
                                                                                                          FROM INCEPTION
                                               SEPTEMBER 30,             YEAR ENDED JUNE 30,               (APRIL 1991)
                                            -------------------   ---------------------------------          THROUGH
                                              1997       1996       1997        1996         1995       SEPTEMBER 30, 1997
                                            --------   --------   --------     -------     --------     ------------------
                                                (UNAUDITED)                                                (UNAUDITED)
Cash flows from operating activities:
  Net loss................................  $ (2,655)  $ (2,880)  $(10,258)    $(8,235)    $(10,479)         $(40,871)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization.........       203        193        915         732          643             2,759
    Write-down of property and equipment..       188         --         --          --          118               306
    Other.................................        --         --         --          --           39                10
    Gain on sale of short-term
      investments.........................        --         --         --          --          (22)              (22)
  Changes in assets and liabilities:
    Prepaid expenses and other assets.....        14        206        117         (77)        (185)             (259)
    Accounts payable......................      (493)        34        570          64           47               830
    Accrued liabilities...................       (13)        18         11          43          109               298
    Deferred rent.........................       (10)        (4)       (34)         46           46                69
                                            --------   --------   --------     --------    --------          --------
Net cash used in operating activities.....    (2,766)    (2,433)    (8,679)     (7,427)      (9,684)          (36,880)
                                            --------   --------   --------     --------    --------          --------
Cash flows from investing activities:
  Purchase of property and equipment......      (183)        --       (283)        (16)         (52)           (1,355)
  Proceeds from sale of property and
    equipment.............................        --         --         --          --           --               112
  Purchase of short-term investments......        --    (11,571)   (17,305)     (8,053)      (5,478)          (21,307)
  Purchase of long-term investments.......    (3,502)        --     (6,103)         --           --            (9,605)
  Proceeds from the sale of short-term
    investments...........................    11,933      4,039     10,400          --        5,500            18,282
                                            --------   --------   --------     --------    --------          --------
Net cash provided by (used in) investing
  activities..............................     8,248     (7,532)   (13,291)     (8,069)         (30)          (13,873)
                                            --------   --------   --------     --------    --------          --------
Cash flows from financing activities:
  Issuance of common stock, net of
    issuance costs........................       122         21     24,837      26,278            9            51,295
  Proceeds from notes payable.............        --         --         --       1,000        2,000             3,000
  Issuance of convertible preferred stock,
    net of issuance costs.................        --         --         --       2,550           --            20,514
  Payments under capital lease
    obligations...........................      (261)      (259)      (948)       (758)        (609)           (2,844)
                                            --------   --------   --------     --------    --------          --------
Net cash provided by (used in) financing
  activities..............................      (139)      (238)    23,889      29,070        1,400            71,965
                                            --------   --------   --------     --------    --------          --------
Increase (decrease) in cash and cash
  equivalents.............................     5,343    (10,203)     1,919      13,574       (8,314)           21,212
Cash and cash equivalents at beginning of
  period..................................    15,869     13,950     13,950         376        8,690                --
                                            --------   --------   --------     --------    --------          --------
Cash and cash equivalents at end of
  period..................................  $ 21,212   $  3,747   $ 15,869     $13,950     $    376          $ 21,212
                                            ========   ========   ========     ========    ========          ========
Supplemental disclosures of cash flow
  information:
  Income taxes paid.......................  $     --   $     --   $     --     $    --     $     --          $    101
                                            ========   ========   ========     ========    ========          ========
  Interest paid...........................  $     33   $     67   $    226     $   320     $    352          $  1,177
                                            ========   ========   ========     ========    ========          ========
Supplemental disclosure of noncash
  investing and financing activities:
  Property and equipment acquired under
    capital lease obligations.............  $     --   $    178   $    388     $   437     $    317          $  3,880
                                            ========   ========   ========     ========    ========          ========
  Warrants issued.........................  $     --   $     --   $     --     $    --     $     49          $     49
                                            ========   ========   ========     ========    ========          ========
  Conversion of notes payable and accrued
    interest into convertible preferred
    stock.................................  $     --   $     --   $     --     $ 3,051     $     --          $  3,051
                                            ========   ========   ========     ========    ========          ========

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                             DEFICIT
                                                   CONVERTIBLE                                             ACCUMULATED
                                                 PREFERRED STOCK          COMMON STOCK        ADDITIONAL     DURING
                                              ---------------------   ---------------------    PAID-IN     DEVELOPMENT
                                                SHARES      AMOUNT      SHARES      AMOUNT     CAPITAL        STAGE       TOTAL
                                              ----------   --------   ----------   --------   ----------   -----------   --------
Issuance of common stock for cash at $0.02
 per share..................................          --   $    --       400,000   $    --     $      6     $      --    $      6
                                              ----------   --------   ----------   --------     -------      --------    --------
Balance at June 30, 1991....................          --        --       400,000        --            6            --           6
Issuance of common stock for cash at an
 average price of $0.02 per share...........          --        --        97,111        --            2            --           2
Issuance of convertible preferred stock for
 cash, net of issuance costs, at an average
 price of $1.32 per share...................   2,040,784        --            --        --        2,667            --       2,667
Net loss....................................          --        --            --        --           --          (523)       (523)
                                              ----------   --------   ----------   --------     -------      --------    --------
Balance at June 30, 1992....................   2,040,784        --       497,111        --        2,675          (523)      2,152
Issuance of common stock for cash at an
 average price of $0.06 per share...........          --        --        49,000        --            3            --           3
Issuance of convertible preferred stock for
 cash, net of issuance costs, at $4.88 per
 share......................................   1,580,095        --            --        --        7,674            --       7,674
Net loss....................................          --        --            --        --           --        (3,580)     (3,580)
                                              ----------   --------   ----------   --------     -------      --------    --------
Balance at June 30, 1993....................   3,620,879        --       546,111        --       10,352        (4,103)      6,249
Issuance of common stock upon exercise of
 stock options at an average price of $0.12
 per share..................................          --        --       324,188        --           38            --          38
Issuance of convertible preferred stock for
 cash, net of issuance costs, at an average
 price of $8.63 per share...................     886,960        --            --        --        7,623            --       7,623
Net loss....................................          --        --            --        --           --        (5,141)     (5,141)
                                              ----------   --------   ----------   --------     -------      --------    --------
Balance at June 30, 1994....................   4,507,839        --       870,299        --       18,013        (9,244)      8,769
Issuance of common stock upon exercise of
 stock options at an average price of $0.24
 per share..................................          --        --        38,403        --            9            --           9
Issuance of warrants........................          --        --            --        --           49            --          49
Net loss....................................          --        --            --        --           --       (10,479)    (10,479)
                                              ----------   --------   ----------   --------     -------      --------    --------
Balance at June 30, 1995....................   4,507,839        --       908,702        --       18,071       (19,723)     (1,652)
Issuance of convertible preferred stock for
 notes payable and accrued interest at an
 average of $8.63 per share.................     353,483        --            --        --        3,051            --       3,051
Issuance of convertible preferred stock for
 cash, net of issuance costs, at an average
 price of $8.63 per share...................     295,649        --            --        --        2,550            --       2,550
Issuance of common stock upon initial public
 offering, net of issuance costs, for cash
 at $12 per share...........................          --        --     2,383,450         1       26,042            --      26,043
Conversion of convertible preferred stock
 into common stock..........................  (5,156,971)       --     5,156,971        --           --            --          --
Issuance of common stock upon exercise of
 stock options at an average exercise price
 of $1.33 per share.........................          --        --        91,922        --          122            --         122
Issuance of common stock upon exercise of
 purchase rights at an exercise price of
 $10.20 per share...........................          --        --         8,379        --           86            --          86
Stock compensation expense..................          --        --            --        --           26            --          26
Net loss....................................          --        --            --        --           --        (8,235)     (8,235)
                                              ----------   --------   ----------   --------     -------      --------    --------
Balance at June 30, 1996....................          --        --     8,549,424         1       49,948       (27,958)     21,991
Issuance of common stock, net of issuance
 costs, for cash at an average price of
 $16.93 per share...........................          --        --     1,442,190        --       24,420            --      24,420
Issuance of common stock upon exercise of
 stock options at an average price of $2.74
 per share..................................          --        --        96,283        --          264            --         264
Issuance of common stock upon exercise of
 purchase rights at an exercise price of
 $10.51 per share...........................          --        --        14,557        --          153            --         153
Stock compensation expense..................          --        --            --        --          126            --         126
Net loss....................................          --        --            --        --           --       (10,258)    (10,258)
                                              ----------   --------   ----------   --------     -------      --------    --------
Balance at June 30, 1997....................          --        --    10,102,454         1       74,911       (38,216)     36,696
Issuance of common stock upon exercise of
 stock options at an average price of $6.52
 per share (unaudited)......................          --        --        17,520        --          104            --         104
Issuance of common stock upon exercise of
 warrants (unaudited).......................          --        --        20,313        --           --            --          --
Stock compensation expense (unaudited)......          --        --            --        --           18            --          18
Net loss (unaudited)........................          --        --            --        --           --        (2,655)     (2,655)
                                              ----------   --------   ----------   --------     -------      --------    --------
Balance at September 30, 1997 (unaudited)...          --   $    --    10,140,287   $     1     $ 75,033     $ (40,871)   $ 34,163
                                              ==========   ========   ==========   ========     =======      ========    ========

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

NOTE 1 -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

  Description of the Company

     Pharmacyclics, Inc. was incorporated in Delaware in April 1991 and commenced operations during 1992 to develop and market pharmaceutical products derived from biometallic chemistry for the treatment of certain cancers and atherosclerosis diseases. Since inception the Company has been in the development stage, principally involved in research and development and other business planning activities, with no revenues from product sales. Successful future operations depend upon the Company's ability to develop, to obtain regulatory approval for and to commercialize its products. The Company expects that additional funds will be required to complete the development of its products and to fund operating losses that are expected to be incurred in the next several years.

  Management's use of estimates and assumptions

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Net loss per share

     Net loss per share is computed using the weighted average number of outstanding shares of common stock. In addition, the computation for fiscal 1995 and 1996 includes the effect of the conversion of all shares of Series A, A1, B and C Convertible Preferred Stock into 5,156,971 shares of common stock concurrent with the closing of the Company's initial public offering as if they were converted into shares of common stock on July 1, 1994. Common stock equivalent shares arising from stock options and warrants are excluded from the computation because their effect is antidilutive, except that common stock equivalent shares arising from stock options and warrants (using the treasury stock method and the initial public offering price) issued during the twelve month period prior to the initial public offering are included in the computation of net loss per share as if they were outstanding for all periods presented prior to the initial public offering.

  Cash equivalents and investments

     All highly liquid investments with maturity at the date of purchase of three months or less are considered to be cash equivalents. The Company has classified its cash equivalents and investments as "available-for-sale." For all periods presented, the cost of investments approximates their fair market value.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

     The Company's cash, cash equivalents and investments consisted of the following (in thousands):

                                                                       JUNE 30,
                                                SEPTEMBER 30,     -------------------
                     INVESTMENT TYPE                1997           1997        1996
            ----------------------------------  -------------     -------     -------
                                                 (UNAUDITED)
            Cash in bank......................     $   545        $   287     $   360
            Money market......................      10,133          8,047       6,562
            Debt (state or political
              subdivision)....................       3,986          2,021       4,014
            Debt (corporate)..................       6,548          5,514       3,014
                                                   -------        -------     -------
              Cash and cash equivalents.......     $21,212        $15,869     $13,950
                                                   =======        =======     =======

            Debt (state or political
              subdivision)....................     $   995        $ 2,003     $ 1,013
            Debt (corporate)..................       2,030         12,955       7,040
                                                   -------        -------     -------
              Short-term investments..........     $ 3,025        $14,958     $ 8,053
                                                   =======        =======     =======

            Debt (corporate)..................     $ 9,605        $ 6,103     $    --
                                                   -------        -------     -------
              Long-term investments...........     $ 9,605        $ 6,103     $    --
                                                   =======        =======     =======

  Concentration of credit risk

     The Company deposits its excess cash with financial institutions and invests such excess cash in debt instruments of financial institutions, corporations and government entities with strong credit ratings. Management of the Company believes they have established guidelines relative to diversification and maturities that maintain safety and liquidity.

  Property and equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally four to eight years, or the lease term of the respective assets, if applicable. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful lives or lease terms.

  Long-lived assets

     On July 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment its long-lived assets wherever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In certain situations, an impairment loss would be recognized. The adoption of SFAS 121 did not have a material impact on the Company's financial statements.

  Revenue Recognition

     License fees are recognized as revenue when earned, as evidenced by achievement of the specified milestones and the absence of any ongoing performance obligation. Contract and grant revenues are recognized as earned, primarily based on costs incurred to total estimated costs at completion, pursuant to the terms of each agreement. License, contract and grant revenues are generally not subject to repayment. Any amounts received in advance of performance are recorded as deferred revenue.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

  Research and development

     Research and development costs are charged to expense as incurred.

  Income taxes

     The Company provides for income taxes using the liability method. This method requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts.

  Fair value of financial instruments

     The carrying value of capital lease obligations approximates fair value due to the short maturities of those instruments.

  Stock-based compensation

     The Company accounts for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees," and related interpretations. The Company provides additional proforma disclosures as required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

  Interim financial data

     The interim financial data as of September 30, 1997 and for the three months ended September 30, 1997 and 1996 included in the accompanying financial statements are unaudited; however, in the opinion of the Company, the interim financial data include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of the interim periods. The interim financial data are not necessarily indicative of the results of operations for a full year.

  Recent accounting pronouncements

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 is effective for the fiscal quarter ending December 31, 1997. SFAS 128 redefines earnings per share under generally accepted accounting principles. Under SFAS 128, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. Net loss per share, as reported, is equal to the unaudited pro forma basic net loss per share based on SFAS 128 for all periods presented.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are currently excluded from the results of operations, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. The disclosures prescribed by SFAS 130 are effective for fiscal 1999. The Company does not expect such adoption to have a material effect on its financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

     Also, in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 establishes new standards for the way companies report information about operating segments in annual financial statements. The disclosures prescribed by SFAS 131 are effective for fiscal 1999. The Company does not expect such adoption to have a material effect on the notes to its financial statements.

NOTE 2 -- BALANCE SHEET COMPONENTS:

     Property and equipment consists of the following (in thousands):

                                                                       JUNE 30,
                                                SEPTEMBER 30,     -------------------
                                                    1997           1997        1996
                                                -------------     -------     -------
                                                 (UNAUDITED)
            Equipment.........................     $ 2,427        $ 2,640     $ 2,250
            Furniture and fixtures............         458            362         324
            Leasehold improvements............       1,963          1,932       1,689
                                                   -------        -------     -------
                                                     4,848          4,934       4,263
            Less accumulated depreciation and
              amortization....................      (2,552)        (2,430)     (1,641)
                                                   -------        -------     -------
                                                   $ 2,296        $ 2,504     $ 2,622
                                                   =======        =======     =======

     Accrued liabilities consist of the following (in thousands):

                                                                       JUNE 30,
                                                SEPTEMBER 30,     -------------------
                                                    1997           1997        1996
                                                -------------     -------     -------
                                                 (UNAUDITED)
            Employee compensation.............     $   193        $   240     $   220
            Other.............................         105             71          80
                                                      ----           ----        ----
                                                   $   298        $   311     $   300
                                                      ====           ====        ====

NOTE 3 -- NOTES RECEIVABLE FROM EMPLOYEE:

     In September 1994, the Company loaned an employee approximately $65,000. This note receivable bears interest at 5.86%, with interest payable annually and principal due in full on August 31, 1997. In April 1995, the Company loaned the same employee approximately $30,000. This note receivable bears interest at 7.19%, with principal and interest due in full on February 28, 1998. Both notes, including accrued interest, were fully repaid during fiscal 1997.

NOTE 4 -- STOCKHOLDERS' EQUITY:

  Common stock

     In October 1995 the Company effected a 2 for 3 reverse stock split. All share and per share amounts have been adjusted to retroactively reflect this stock split.

     The Company completed its initial public offering on October 23, 1995, issuing 2,150,000 shares of its common stock. Upon the closing of the offering, all outstanding shares of Convertible Preferred Stock were automatically converted into 5,156,971 shares of common stock. On November 6, 1995, the underwriters of the initial public offering exercised their over-allotment option with respect to an

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

additional 233,450 shares of common stock. The Company's initial public offering resulted in net proceeds of approximately $26.0 million.

     On November 11, 1996, Pharmacyclics sold 580,000 shares of unregistered common stock to a single purchaser in a private placement. The shares were sold at a price of $14.00 per share and no commissions were paid on the transaction. On February 21, 1997, Pharmacyclics sold 862,190 shares of unregistered common stock to four purchasers in a private placement. The shares were sold at $19.05 per share and no commission was paid on the transaction. The Company filed a registration statement on Form S-3 related to these shares, which was declared effective on April 22, 1997.

     The Company has issued certain shares of its common stock to employees and consultants. Under the terms of the agreements related to issuance, the Company has the right to repurchase, at the stockholder's original cost, a declining percentage of the shares issued for a stipulated period from the date of issuance. At June 30, 1997, 12,361 shares were subject to such repurchase rights.

     At the December 6, 1996 Annual Meeting, the Company's stockholders voted to increase the authorized common shares from 12,000,000 to 24,000,000.

  Preferred stock

     In September 1995, the Company amended its Certificate of Incorporation effective upon the conversion of the Convertible Preferred Stock to authorize 1,000,000 shares of Preferred Stock, par value $0.0001 per share. The Board of Directors is authorized to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

     The ability of the Board of Directors of the Company to issue shares of Preferred Stock without stockholder approval, and the adoption of a stockholder rights plan, may alone or in combination have certain anti-takeover effects. The Company is also subject to provisions of the Delaware General Corporation Law which may make certain business combinations more difficult.

  Warrants

     In connection with entering into certain capital leases, the Company issued to lessors warrants to purchase 73,042 shares of Convertible Preferred Stock at a weighted average exercise price of $4.49 per share. The warrants are exercisable at any time prior to their expiration in 2000.

     In July 1995, in connection with certain short-term note agreements entered into prior to the Company's IPO, the Company issued to the holders of such notes warrants to purchase 57,976 shares of common stock at an exercise price of $8.63 per share.

     Also in July 1995, the Company issued warrants to purchase 66,522 shares of Series C Convertible Preferred Stock at an exercise price of $8.63 per share to certain holders of such stock, in exchange for an agreement by the holders to modify certain rights received in connection with the Series C Preferred Stock financing which occurred in June 1994. These warrants are exercisable immediately and expire through 2005.

     Management ascribed a nominal value to all warrants. As of September 30, 1997, 20,313 warrants have been exercised on a net basis and 161,044 shares of common stock have been reserved for future issuance upon exercise of the remaining warrants. In connection with the Company's IPO, all

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

outstanding warrants to purchase Preferred Stock were converted into warrants to purchase shares of common stock.

  Stock option plans

     The 1992 Stock Option Plan (the "1992 Plan"), as amended, authorized the Board of Directors to grant incentive stock options and non-statutory stock options to employees, directors and consultants to purchase up to 1,233,334 shares of common stock. Under the 1992 Plan, incentive stock options were granted at a price not less than 100% of the estimated fair value of the stock on the date of grant, as determined by the Board of Directors. Nonqualified stock options were granted at a price not less than 85% of the estimated fair value of the stock on the date of grant, as determined by the Board of Directors. All options granted under the 1992 Plan have been granted at 100% of the fair value of the common stock as determined by the Board of Directors.

     Generally, options granted under the 1992 Plan are exercisable on and after the date of grant, subject to the Company's right to repurchase from the optionee, at the optionee's original cost per share, any unvested shares which the optionee has purchased and holds in the event the optionee attempts to dispose of such shares or in the event of the optionee's termination of employment with or without cause. The Company's right to repurchase lapses as the shares become vested. Generally, shares subject to options granted under the 1992 Plan vest at the rate of 1/4th of the shares on the first anniversary of the grant date of the option, and an additional 1/48th of the shares upon completion of each succeeding month of continuous employment thereafter. Options are exercisable for a period of ten years.

     1995 Stock Option Plan. The Company's 1995 Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors on August 2, 1995 as the successor to the 1992 Plan. The 1995 Plan, as amended, authorizes for issuance 1,334,881 shares of common stock, plus an additional number of shares on the first trading day of each calendar year, commencing January 1, 1996, equal to 1% of the number of shares of common stock outstanding on the last day of the preceding calendar year, not to exceed 500,000 shares per year. Shares of common stock subject to outstanding options, including options granted under the 1992 Plan, that expire or terminate prior to exercise will be available for future issuance under the 1995 Plan.

     Under the 1995 Plan, employees (including officers), non-employee members of the Board of Directors (other than those serving as members of the Compensation Committee) and independent consultants may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price not less than 85% of the fair market value of such shares on the grant date. Non-employee members of the Board of Directors will also be eligible for automatic option grants under the Company's 1995 Non-Employee Directors Stock Option Plan. Generally, shares subject to options under the 1995 Plan vest over a five-year period and are exercisable for a period of ten years.

     The exercise price for options granted under the 1995 Plan may be paid in cash or in outstanding shares of common stock. The Compensation Committee may permit the optionee to pay the exercise price through a promissory note payable in installments over a period of years. The amount financed may include any federal or state income and employment taxes incurred by reason of the option exercise. The Compensation Committee has the authority to effect, from time to time, the cancellation of outstanding options under the 1995 Plan, including options incorporated from the 1992 Plan, in

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

exchange for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

     In the event the Company is acquired by merger, consolidation or asset sale, the shares of common stock subject to each option outstanding at that time under the 1995 Plan will immediately vest in full, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the acquiring entity, and options will accelerate to the extent not assumed by the acquiring entity. Any assumed options will accelerate and assigned repurchase rights will terminate upon the optionee's involuntary termination within 18 months following an acquisition of the Company. The Compensation Committee also has discretion to provide for the acceleration of one or more outstanding options under the 1995 Plan (including options incorporated from the 1992 Plan) and the vesting of shares subject to outstanding options upon the occurrence of certain hostile tender offers. Such accelerated vesting may be conditioned upon the subsequent termination of the affected optionee's service.

     The 1995 Plan also authorizes stock appreciation rights, which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of common stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of common stock. To date no such rights have been issued.

     The Board may amend or modify the 1995 Plan at any time. The 1995 Plan will terminate on August 1, 2005, unless terminated earlier by the Board.

     1995 Non-Employee Directors Stock Option Plan. The Company's 1995 Non-Employee Directors Stock Option Plan (the "Directors Plan") was adopted by the Board of Directors on August 2, 1995. Automatic option grants are made at periodic intervals to eligible non-employee Board members under the Directors Plan. A total of 166,667 shares of common stock have been reserved for issuance under the Directors Plan.

     Each individual serving as a non-employee Board member on the effective date of the Company's initial public offering was automatically granted a non-statutory option to purchase 5,000 shares of common stock, vesting in equal monthly installments for one year after the grant date. Each individual first elected or appointed as a non-employee Board member after the effective date of the Company's initial public offering will automatically be granted, on the date of such election or appointment, a non-statutory option to purchase 10,000 shares of common stock vesting over five years. In addition, on the date of each Annual Stockholders Meeting, beginning with the 1996 Annual Meeting, each individual who is to continue to serve as a non-employee Board member after that Annual Meeting and has been a member of the Board for at least six months will automatically be granted a non-statutory option to purchase 5,000 shares of common stock, vesting in equal monthly installments for one year after the grant date. There will be no limit on the number of such annual 5,000-share option grants any one non-employee Board member may receive over his or her period of continued Board service. The exercise price per share of each automatic option grant will be equal to the fair market value of the common stock on the automatic grant date. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase should the optionee's service as a non-employee Board member cease prior to vesting in the shares. Each 10,000-share grant will vest in five equal and successive annual installments over the optionee's period of Board service. Each 5,000-share grant will vest in twelve equal and successive monthly installments over the optionee's period of Board service.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

     In the event of the optionee's death or permanent disability or in the event the Company is acquired by a merger or asset sale and in the event of certain hostile tender offers, each outstanding option will become exercisable for fully vested shares. Upon the acquisition of 50% or more of the Company's outstanding voting stock pursuant to a hostile tender offer, each automatic option grant outstanding for at least six months may be surrendered automatically or be canceled in exchange for a cash distribution to the director based upon the tender offer price. The Directors Plan will terminate on August 1, 2005.

     The following table summarizes activity under the Company's stock option plans (in thousands, except per share amounts):

                                                                          OPTIONS OUTSTANDING
                                                                         ----------------------
                                                                                       WEIGHTED
                                                              SHARES                   AVERAGE
                                                             AVAILABLE     NUMBER      EXERCISE
                                                             FOR GRANT   OUTSTANDING    PRICE
                                                             ---------   -----------   --------
    Balance at June 30, 1994...............................      361          315       $ 1.37
    Options exercised......................................       --          (39)      $ 0.24
    Options granted........................................     (193)         193       $ 3.75
    Options canceled.......................................       38          (38)      $ 1.49
                                                                ----        -----

    Balance at June 30, 1995...............................      206          431       $ 2.50
    Options authorized.....................................      485           --           --
    Options exercised......................................       --          (92)      $ 3.09
    Options granted........................................     (492)         492       $10.03
    Options canceled.......................................       11          (11)      $ 6.11
                                                                ----        -----

    Balance at June 30, 1996...............................      210          820       $ 9.20
    Options authorized.....................................      842           --           --
    Options exercised......................................       --          (96)      $ 2.74
    Options granted........................................     (569)         569       $16.69
    Options canceled.......................................       31          (31)      $12.21
                                                                ----        -----

    Balance at June 30, 1997...............................      514        1,262       $11.58
    Options authorized (unaudited).........................      500           --           --
    Options exercised (unaudited)..........................       --          (18)      $ 6.52
    Options granted (unaudited)............................      (63)          63       $21.20
    Options canceled (unaudited)...........................       28          (28)      $ 9.02
                                                                ----        -----
    Balance at September 30, 1997 (unaudited)..............      979        1,279       $12.18
                                                                ====        =====

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

     A summary of outstanding and exercisable stock options as of September 30, 1997 is as follows (unaudited):

                                    OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                    ---------------------------------------------------     ------------------------------
                                        WEIGHTED                                               WEIGHTED
                                        AVERAGE             WEIGHTED                           AVERAGE
   RANGE OF           NUMBER           REMAINING            AVERAGE           NUMBER           EXERCISE
EXERCISE PRICES     OUTSTANDING     CONTRACTUAL LIFE     EXERCISE PRICE     EXERCISABLE         PRICE
---------------     -----------     ----------------     --------------     -----------     --------------
$ 0.08 - $ 5.25        244,441            6.74               $ 3.23           189,311           $ 3.07
$ 7.50 - $12.00        312,003            7.87               $ 8.10           123,476           $ 8.55
$13.25 - $17.50        347,575            9.10               $15.29            63,047           $15.03
$17.75 - $27.50        374,581            8.96               $18.52            56,069           $17.50
                     ---------                                                -------
                     1,278,600            8.31               $12.18           431,903           $ 8.25
                     =========                                                =======

     Employee Stock Purchase Plan. The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on August 2, 1995. A total of 100,000 shares of common stock are reserved for issuance under the Purchase Plan, as amended. The Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, provides for 24-month offering periods with purchases occurring at six month intervals. The initial offering period commenced on October 23, 1995. The Purchase Plan is administered by the Compensation Committee of the Board. Employees are eligible to participate in the initial offering period if they are employed by the Company for at least 20 hours per week and five months per calendar year. For subsequent offering periods, employees will become eligible to participate if they are employed by the Company for at least 20 hours per week and five months per calendar year and have completed 90 days of service with the Company or any affiliate. The Purchase Plan permits eligible employees to purchase shares of common stock through payroll deductions, which may not exceed 10% of an employee's cash compensation. The price of the stock purchased under the Purchase Plan will generally be 85% of the lower of the fair market value of the common stock at the beginning of the 24-month offering period or on the applicable semi-annual purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically following termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation. The Board may amend or terminate the Purchase Plan immediately after the close of any offering period. However, the Board may not materially increase the number of shares of common stock available for issuance or materially modify the eligibility requirements for participation or the benefits available to participants without stockholder approval. The Purchase Plan will terminate in October 2005.

  Pro forma disclosure

     The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted under the Company's stock option plans during fiscal 1997 and 1996 was $9.22 and $7.00 per share, respectively. The weighted average estimated grant date fair value for purchase awards under the Company's Purchase Plan during fiscal 1997 and 1996 was $5.51 and $10.18, respectively. The estimated grant date fair value disclosed by the Company is calculated using the Black-Scholes model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option and purchase awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

     The following assumptions are included in the estimated grant date fair value calculations for the Company's stock option and purchase awards:

                                                                 YEAR ENDED JUNE 30,
                                                                 -------------------
                                                                  1997         1996
                                                                 ------       ------
            Stock option plans:
            Expected dividend yield............................       0%           0%
            Expected stock price volatility....................      49%          51%
            Risk free interest rate............................    6.52%        5.89%
            Expected life (years)..............................    5.95         6.22

            Stock purchase plan:
            Expected dividend yield............................       0%           0%
            Expected stock price volatility....................      48%          50%
            Risk free interest rate............................    5.30%        5.42%
            Expected life (years)..............................     .25          .65

  Pro forma net loss and net loss per share

     Had the Company recorded stock compensation based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock option plans and stock purchase plan, the Company's net loss and net loss per share would have been increased to the pro forma amounts below (in thousands, expect per share amounts):

                                                               YEAR ENDED JUNE 30,
                                                               -------------------
                                                                1997        1996
                                                               -------     -------
            Net loss as reported.............................  $10,258     $ 8,235
            Pro forma net loss...............................   11,314       8,612
            Net loss per share as reported...................  $  1.11     $  1.05
            Pro forma net loss per share.....................     1.22        1.10

     The pro forma effect on the net loss and net loss per share for 1997 and 1996 is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation expense related to stock option grants made prior to fiscal 1996.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

  Shareholder rights plan

     In April 1997, the Board of Directors approved a shareholder rights plan under which stockholders of record on May 1, 1997 received a right to purchase (a "Right") one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), at an exercise price of $125 per one one-hundredth of a share, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and will become exercisable upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company's outstanding common stock or
(ii) 10 business days or such later date as may be determined by a majority of the Board of Directors following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock of the Company. The Rights expire at the close of business on April 30, 2007. The Company has designated 120,000 shares of its Preferred Stock as Series A Junior Participating Preferred Stock in connection with this plan.

NOTE 5 -- INCOME TAXES:

     Deferred tax assets are summarized as follows (in thousands):

                                                                    JUNE 30,
                                                               -------------------
                                                                 1997       1996
                                                               --------   --------
            Deferred tax assets:
              Net operating loss carryforwards...............  $ 13,296   $  9,193
              Tax credit carryforwards.......................     1,540      1,300
              Capitalized start-up costs.....................       920        927
              Other..........................................       250        240
                                                               --------   --------
              Gross deferred tax assets......................    16,006     11,660
              Less valuation allowance.......................   (16,006)   (11,660)
                                                               --------   --------
              Net deferred tax assets........................  $     --   $     --
                                                               ========   ========

     A full valuation allowance has been established for the Company's deferred tax assets at June 30, 1997 since realization of such assets through the generation of future taxable income is uncertain.

     The provision for income taxes differs from the amount determined by applying the U.S. statutory income tax rate to the loss before income taxes as summarized below (in thousands):

                                                            YEAR ENDED JUNE 30,
                                                        ---------------------------
                                                         1997      1996      1995
                                                        -------   -------   -------
            Tax benefit at statutory rate.............  $ 3,590   $ 2,882   $ 3,563
            Net operating loss carryforward for which
              no benefit was available................   (3,590)   (2,882)   (3,563)
                                                         ------    ------    ------
                                                        $    --   $    --   $    --
                                                         ======    ======    ======

     At June 30, 1997, the Company had net operating loss carryforwards of approximately $33.0 million for federal and state income tax reporting purposes and tax credit carryforwards of approximately $1.5 million for federal reporting purposes. These amounts expire at various times through 2012.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

     Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carryovers that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. Such an ownership change occurred as a result of the Company's initial public offering. As a result, utilization of approximately $17.0 million of the Company's federal and state net operating loss and tax credit carryforwards will be subject to an annual limitation of approximately $4.0 million.

NOTE 6 -- COMMITMENTS:

     The Company leases its facilities under a non-cancelable operating lease which expires in 2001. The Company also leases certain assets under long-term lease agreements that are classified as capital leases. The total amount of assets acquired under capital lease arrangements which is included in property and equipment (Note 2) is as follows (in thousands):

                                                                         JUNE 30,
                                                 SEPTEMBER 30,      -------------------
                                                     1997            1997        1996
                                                ---------------     -------     -------
                                                  (UNAUDITED)
            Equipment.........................      $ 2,274         $ 2,542     $ 2,154
            Furniture and fixtures............          278             278         278
            Leasehold improvements............        1,050           1,050       1,050
                                                    -------         -------     -------
                                                      3,602           3,870       3,482
            Less accumulated depreciation and
              amortization....................       (2,143)         (2,060)     (1,381)
                                                    -------         -------     -------
                                                    $ 1,459         $ 1,810     $ 2,101
                                                    =======         =======     =======

     The capital lease agreements require the Company, among other things, to pay insurance and maintenance costs.

     Future minimum lease payments at June 30, 1997 under all non-cancelable operating and capital leases are as follows (in thousands):

                                                               CAPITAL     OPERATING
                          YEAR ENDING JUNE 30,                 LEASES       LEASES
            -------------------------------------------------  -------     ---------
            1998.............................................  $   840      $   407
            1999.............................................      285          392
            2000.............................................      229          371
            Thereafter.......................................       26          572
                                                                ------       ------
                                                                 1,380      $ 1,742
                                                                             ======
            Less amount representing interest................      (82)
                                                                ------
                                                                 1,298
            Less current portion.............................     (768)
                                                                ------
            Long-term portion of capital lease obligations...  $   530
                                                                ======

     Rent expense for the years ended June 30, 1997, 1996 and 1995 was $371,000, $366,000 and $366,000, respectively, and $1,446,000 for the period from inception through June 30, 1997. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued rent expense incurred but not paid at June 30, 1997.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     (INFORMATION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 IS
                                   UNAUDITED)

     At June 30, 1997, the Company has a manufacturing and supply agreement with a third party under which clinical and commercial quantities of one of its products will be manufactured for the Company for a period of five years. Certain minimum quantities of manufactured product will be required to be purchased by the Company from this party. Upon FDA approval and commercialization of the product, minimum quantities approximate $2,900,000 over the contractual period. In addition, the Company will be obligated to make certain payments to this party for validation, quality assurance and technical services associated with product manufacturing.

NOTE 7 -- LICENSE AND MARKETING AGREEMENTS:

     The Company has entered into two exclusive patent license agreements with University of Texas ("UT") which permit the Company to exclusively manufacture, use and sell products covered by patents that result from certain research conducted by UT. Each agreement requires the Company to pay royalties to UT. Royalties totaling $275,000 were paid under the agreements through June 30, 1997 in connection with the E-Z-EM, Inc. agreement described below. In connection with the UT license agreements, the Company has entered into a license agreement with a co-inventor of GADOLITE, pursuant to which the Company has been granted an exclusive royalty-bearing license to manufacture, use and sell certain products that fall within the scope of the UT license agreements.

     In August 1995, the Company entered into an agreement with E-Z-EM, Inc., a leading manufacturer and worldwide distributor of oral contrast agents and other products for use in gastrointestinal radiology, for the exclusive marketing and sale of the Company's GADOLITE product in the United States. In fiscal 1997, the Company entered into a similar agreement with E-Z-EM, Ltd., an affiliate of E-Z-EM, Inc. (collectively, "E-Z-EM"). The Company and E-Z-EM will share equally in profits from the sale of GADOLITE, and the Company may also receive premium payments if certain sales levels are achieved. During the years ended June 30, 1997 and 1996, the Company recorded revenue of $25,000 and $250,000 (net of royalties paid to UT) upon signing these agreements.

======================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                     PAGE
                                     -----
    Available Information...........     2
    Information Incorporated by
      Reference.....................     2
    Prospectus Summary..............     3
    Risk Factors....................     5
    Use of Proceeds.................    15
    Price Range of Common Stock.....    15
    Dividend Policy.................    15
    Capitalization..................    16
    Dilution........................    17
    Selected Financial Data.........    18
    Management's Discussion and
      Analysis of Financial
      Condition and Results of
      Operations....................    19
    Business........................    24
    Management......................    42
    Principal Stockholders..........    44
    Underwriting....................    46
    Legal Matters...................    47
    Experts.........................    47
    Index to Financial Statements...   F-1

======================================================
======================================================

                                1,750,000 SHARES

                                      LOGO
                              PHARMACYCLICS, INC.

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                               HAMBRECHT & QUIST
                                COWEN & COMPANY
                         PACIFIC GROWTH EQUITIES, INC.
                                JANUARY 30, 1998

======================================================